NI 43-101 TECHNICAL REPORT ON THE

NEW PASS PROPERTY

CHURCHILL COUNTY, NEVADA

April 12, 2006
with additions made to the S. Arentz III portion
by S. Arentz III
October 18, 2006

For

BONAVENTURE ENTERPRISES INC.
P. O. Box 4
595 Howe Street, Suite 303
Vancouver, BC V6C2T5

And

WHITE KNIGHT RESOURCES, LTD.
922 – 510 West Hastings Street
Vancouver, B.C V6B 1L8

By

Paul A Pelke
California Registered Geologist, No. 4150
3033 Cashill Blvd.
Reno, Nevada 89509

Sam S. Arentz III
Nevada Registered P. E. # 07232
7350 Island Queen Drive
Sparks, NV 89436

TABLE OF CONTENTS

LIST OF FIGURES

LIST OF APPENDICES

1.0 SUMMARY

This report is a summary of the New Pass Project and was prepared at the request of Richard Kern, Vice President of Bonaventure Enterprises Inc. and John Leask President of White Knight Resources, Ltd. as a technical report in support of the current status of the property. The New Pass Property is located in eastern Churchill County, Nevada approximately 190 kilometers east of Reno, Nevada. The Property is comprised of a total of 107 unpatented mining claims located on the western flank of the New Pass Range. Bonaventure Enterprises Inc. has acquired the right to earn an interest in the property from Consolidated Odyssey Explorations subject to a joint venture agreement with White Knight Resources, Ltd.

No known historical production, shafts, adits or prospect pits or other exploration work had been completed on the property prior to 1980. At that time, using stream sediment data developed by the NURE program, an arsenic stream sediment anomaly along the western side of the New Pass Range was investigated which led to the discovery of a large, outcropping jasperoid deposit. Surface samples of the jasperoid reportedly had an average assay value of 0.02 ounces per ton Au for the exposed mineralization. Since that time, the companies involved in the project have spent in total over US $ 1,700,000 exploring the property.

Geological work done to date has shown that a thick section of Upper Paleozoic and Mesozoic sedimentary rocks, primarily calcareous rocks, dominate the New Pass Range. On the subject property, these rocks are separated from a Tertiary age volcanic sequence to the west by a major range bounding structural zone. This zone has also served as a locus for a large hydrothermal system, with the jasperoid having been deposited within this structural zone.

The hydrothermally – altered rocks extend for at least 2.5 miles along the range front fault, and for about 0.5 miles eastward into the New Pass Range. The western extent of the mineralized and altered area is buried beneath pediment alluvial cover. Felsic intrusive bodies, mainly dikes, crop out on the property. With the extensive mineralization and alteration on the property and the felsic intrusives, it is possible that an intrusive lies at depth.

During Paul Pelke's 2000 visit to the New Pass property a total of 9 samples (Nos.198859 through 1988198867) were taken from various locations on the property by the Mr. Pelke. Two of the samples returned greater than 1 ppm gold and elevated concentrations of pathfinder elements.

Drilling completed by predecessor companies and the JV have as of this date and using the CIM Definition Standards and the criteria set out in this report, established a mineral resource of the New Pass exploration project in Churchill County, Nevada, characterized as an Inferred Mineral Resource of:

11,500,000 short tons   0.0226 Au opt   0.2214 Ag opt   0.0262 AuEq opt

This is equivalent to approximately 300,000 ounces of in-place inferred gold resources.

Through two deep holes an additional deep inferred mineral resource has been identified. That inferred resource amounts to:

800,000 short tons 0.015 Au opt 0.1806 Ag opt 0.0180 AuEq opt

No attempt has been made to separate oxide from sulfide resources and assay data represents total gold. The following details the methodology used by Mr. Arentz in his study:

1. That the cutoff grade shall be 0.01 AuEq opt (equivalent gold expressed in troy ounces per short ton).

2. That isolated intercepts of 5 feet with cutoff grades above 0.01 AuEq opt may be ignored unless the combined weighted average grade of that interval and any two adjacent intervals is greater than 0.01 AuEq opt.

3. Where data is missing for alternating intervals that were assayed, the missing data shall reflect the values of the lower of the two adjacent values. Where multiple adjacent intervals are missing data, each missing interval was assigned a zero value.

4. That drill holes shown in cross section shall be interpreted as being centered and on-line with the other drill holes in said cross section except those holes drilled perpendicular to the section. Those holes designated for inclusion into each cross section were determined by Bonaventure personnel.

5. That the vertical and horizontal extent of any drill hole or drill holes is limited by the following:

   a. Half the distance to the next drill hole or combinations of drill holes.

   b. Intercepts less than 20 feet in thickness shall not extend more than 75 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

   c. Intercepts greater than 20 feet in thickness shall not extend more than 150 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

   d. That the average grade of the intercept shall be construed as pertaining to the entire area of influence as described in 5 abc above.

6. The relevant drill hole intercepts, thicknesses and grades were used to calculate a weighted average grade of gold and silver, thickness and

   length for sections 100 feet apart. The total tonnage of each section was determined using 13 cubic feet per a short ton. A gold and silver ratio of 60 to 1 was used to determine gold equivalency for silver.

The overlying Tertiary volcanics to the west of range bounding fault were considered to be post-mineralization by the companies working on the project. Consequently, the volcanics were never sampled, save for 2 drill holes sampled in 1992 which returned highly anomalous Au intervals. Also, the underlying altered rocks, primarily de-calcified limestones also have not been extensively targeted for sampling. In addition, favorable north easterly trending faults which can be projected under the pediment have been mapped north and south of the main jasperoid body. Coincident geochemical anomalies for Au-Ag-As-Sb-Hg-Mo have been recognized along these structures.

Extensive geochemical surveys have been completed on the property by previous workers. These surveys primarily were factor analysis on rock chip and drill chip samples. While substantial geochemical analyses were completed, as far as can be determined from the available data, *no* geophysical surveys were completed on the New Pass Property

The gold mineralization associated with the jasperoid at New Pass has not been sufficiently defined or investigated within the known area of alteration, especially in the Tertiary volcanics and in the underlying de-calcified limestones.

A drilling program was completed in 2005 as well as the assembly and recompilation of the existing data into a modern digital data base, which will allow the re-plotting and reinterpretation of the previous work. Detailed geological mapping and several geophysical surveys will be conducted in the future including, an Air Magnetometer, an Induced Polarization – Resistivity and a Gravity survey.

2.0 INTRODUCTION AND TERMS OF REFERENCE

In October, 2004, at the request of Basil Pantages, President of Consolidated Odyssey Explorations, Inc. ("Odyssey"), and John Leask President of White Knight Resources, Ltd. Paul Pelke prepared a technical evaluation report under the guidelines of National Instrument 43-101 on the New Pass Property located in eastern Churchill County, Nevada (Figures 1 & 2). The Technical report was to be submitted to the TSX Venture Exchange in support of Odyssey entering into a joint venture agreement with White Knight Resources on the New Pass Property.

Sam Arentz was engaged by Bonaventure Enterprises, Inc. on February 9, 2006, to prepare a summary of the gold and silver resources as developed through drill hole data, geologic cross sections developed by Bonaventure from drill hole data, and assays of samples taken from said drill holes. All data was provided by Richard Kern of Bonaventure wherein Sam Arentz was provided the opportunity to review the original files, check with drillers, assayers, and field inspect the site. Mr. Arentz was to prepare a reasonable evaluation of the extent of the resource, characterize the resource, and identify the particulars regarding gold, silver, equivalent gold, thickness, and tonnage for each block of resource. There are no breakdowns of oxide versus sulfide resource and it will be characterized as total gold or gold equivalent. No portion of the original resource study outlined in the existing NI 43-101 was used in this analysis; however, the data base for that study may have formed a portion of the data base used in this analysis. On April 7, 2006, Paul Pelke and Sam Arentz were requested to restate the NI 43-101. On October 10, 2006 Sam Arentz made minor additions to his section of the report, none of which change any of the results or conclusions written in April.

Outside sources of information used in the completion of this report consist mainly of company reports on the New Pass Project. Several consultants' reports were also available. All of this data was examined at the White Knight Resources office in Reno, Nevada, by Paul Pelke and at the Bonaventure Enterprises office in Reno, NV, by Sam Arentz. Recently developed digital data of all drill hole assays was made available. No historical data was available in Mackay School of Mines files and the University of Nevada, Reno, since the area was discovered only in 1980. The only public domain information relevant to the New Pass Project are various general regional geological resumes.

Specifically, Mr. Pelke prepared Sections 4-13, 15, 18-20 and jointly authored Sections 1-3, 14, 16, and 21 with Mr. Arentz. Mr. Arentz is responsible for Section 17.

Paul Pelke conducted a field visit to the New Pass Property on October 12, 2004, for the purpose of examining the project site, collecting geological samples, assessing the geology and assessing the styles of mineralization and alteration on the property. A total of 9 surface samples were taken, mainly from the main jasperoid, and submitted to BSI Inspectorate for analysis. Sample descriptions and the analytical results are presented in Appendix II, and discussed in Section 9, Section 12, Section 13 and Section 14.

A site visit by Sam Arentz was completed on May 16th, 2006.

3.0 RELIANCE ON OTHER EXPERTS

Paul Pelke reviewed and analyzed the data held by White Knight Resources in its Reno, Nevada office. This data consisted of a series of internal and consultant's reports containing information on the geology, mineralization, metallurgy and exploration activities. The reports were completed by NICOR Minerals, Westmont Mining, Consolidated Ramrod Gold / Quest and White Knight Gold (U.S.), Inc. The principal reports used are referenced in Section 21. Other information consisting of drill logs, various mylar, vellum and paper maps and some computer generated plots were also examined and some of that in formation is also used in the preparation of this report.

Specifically the mineralization cross sections used in Figure 6 were computer generated using Interdex software but no digital data of any kind was to be found in the files. Hard copies of two of the cross sections were scanned and redrafted. The colored histograms on the drill holes have been included, although the meaning of the color coding is not known, nor is the scale of the individual bars known (i.e., are they linear, logarithmic?). These cross sections were included only to demonstrate the geometry of the known mineralization, rather than to imply anything quantitative about the mineralization.

Sam Arentz reviewed and analyzed the data held by Bonaventure Enterprises in its Reno, Nevada office. The data consisted of a complete digital compilation of drill hole assay data, geologist logs of the 2005 drilling program, computer prepared cross sections with some mineralized zone interpretation, original assay certificates of the 2005 drilling program by ALS Chemex, and a computerized plan drawing showing cross sections, claim location, township and range, topography, and drill hole locations.

A summarized version of the data which includes intercepts and average grade is attached as Appendix III. Copies of cross sections, the plan map, and some assay certificates from ALS chemex were copied for comparison with digitized data.

A complete listing of the claims comprising the New Pass Property is given in Appendix I. All of the claims listed are considered to be valid by the BLM, with the 2004 – 2005 claim maintenance fees having been paid

4.0 PROPERTY DESCRIPTION AND LOCATION

The New Pass property is located in eastern Churchill County, Nevada approximately 190 kilometers east of Reno, Nevada (Figures 1 & 2). The property consists of 107 unpatented lode mining claims covering approximately 2,140 acres (866 ha) along the western margin of the New Pass Range. The claims are located in Sections 5,6,7 & 8, Township 20 North, Range 40 East; Sections 25 & 36, Township 21 North, Range 39 East and Sections 29, 30, 31 & 32 Township 21 North, Range 40 East. A complete list of the claims is given in Appendix I. All of the claims listed are considered to be valid by the BLM, with the 2004 – 2005 claim maintenance fees having been paid

The property is accessed from Reno by following Interstate 80 east 30 miles to Fernley, and then east along Highway 50 through Fallon for 110 miles to the graded Edwards Valley Road. And then proceed 5 miles north to an unimproved road, and then 2.5 miles east south east to the center of the property.

The claims are unpatented lode mining claims, located on lands administered by the Bureau of Land management. The claims are owned by White Knight Gold (U.S.) Inc., a wholly owned subsidiary of White Knight Resources. The claims were originally staked between 1980 and 1994, by predecessors to White Knight. In March 1998, White Knight acquired a 100% interest in the New Pass claims from Quest USA Resources Inc. in consideration of US $ 150,000 and a 2.75% NSR royalty. In March 2000, White Knight purchased the underlying 2.75% NSR by issuing 100,000 common shares.

There are no historic shafts, adits or prospect pits on the subject claims. All of the drill and access roads from exploration work conducted in the 1980's and 1990's have been reclaimed except for approximately 1500 feet. An existing Plan of Operation is on file with the Bureau of Land Management, and can be amended to accommodate future exploration work. There are no known environmental liability issues on the New Pass property.

5.0 ACCESS, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The property is easily accessed from Reno by following Interstate 80 east 30 miles to Fernley, and then east along Highway 50 through Fallon for 110 miles to the graded Edwards Valley Road. And then proceed 5 miles north to an unimproved road, and then 2.5 miles east south east to the center of the property. Numerous reclaimed drill roads exist on the property, many of which could be re-opened and utilized for future drilling.

The New Pass property is located on the western flank of the New Pass Range at elevations ranging from 5500 feet to 7000 feet above sea level. The climate is typical Basin and Range with hot summers with potential high temperatures of +100 degrees Fahrenheit and cold winters with potential low temperatures of -0 degrees Fahrenheit. Average annual rainfall amounts to between 10 to 15 inches. These climatic conditions allow work to be carried year round.

The vegetation found in the New Pass area is typical of Central Nevada and consists of sagebrush and other desert plants at the lower elevations. At the higher elevations, open stands of pinion pine and juniper occur mixed with the sagebrush.

No flowing water was observed on the property at the time of the visit. If there is water flow, it is likely to be seasonal only. However, wells for agricultural purposes are located in the valley just below the property within 2 miles. Water could be made available for mining purposes by filing for water rights or buying existing water rights.

If the property is put into production, additional mill site claims would need to be staked in order to support processing facilities, waste dumps, etc. These claims would likely be filed on the valley floor, just below the property. Proximity to the major supply center of Reno is a definite advantage in supporting any mining operations. The local population centers of Fallon (80 miles to the west) and Austin (36 miles to the east) would afford accommodations for the mining staff.

6.0 HISTORY

There were no obvious old, historic prospect pits, adits or shafts on the New Pass project area. Dekalb Mining first discovered gold on the New Pass Property in 1980 as a result of follow-up work to a NURE stream sediment survey. Dekalb transferred ownership of the claims it had staked to Northern Illinois Coal, Oil and Resources Mineral Ventures ("NICOR") in August of 1982. NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and drilled a total of 165 reverse circulation drill holes.

Westmont Mining published an Indicated Resource for the New Pass project in 1989 (Wilkinson, et. al., 1989). Applying a 0.02 ounce per ton Au cutoff, Independent Mining Consultants of Tucson, Arizona calculated that the deposit contained 3.371 million tons that graded 0.042 oz/t Au, or a total of 142,000 contained ounces of gold.

Consolidated Ramrod Gold (USA), Inc. ("Ramrod") acquired New Pass in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. Ramrod was reorganized and renamed Quest USA Resources Inc. Quest sold the New Pass property to White Knight Gold (U.S.) Inc., a wholly owned subsidiary of White Knight Resources Ltd., in March 1998, in consideration of US $ 150,000 and retained a 2.75% NSR royalty. In March 2000, White Knight purchased the underlying 2.75% NSR royalty by issuing 100,000 common shares.

In 1998, after White Knight purchased the property, White Knight completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, and constructed 100 – foot cross sections with an Interdex mining software program. White Knight has incurred to October 2004 a total of US $ 150,000 in exploration expenses. Additional exploration expenses amounted to US $200,000 in year 2005 by Bonaventure.

7.0 GEOLOGICAL SETTING

The New Pass project is located within the Basin and Range physiographic province, on the western flank of the New Pass Range (Figures 2 & 3). The New Pass Range consists of a sequence of late Paleozoic and Triassic age metasedimentary, sedimentary and minor volcanic rocks. The Paleozoic sequence consists of chert, siliceous shale, siltstone sandstone, conglomerate and minor greenstones. The sequence is undated but the most likely correlation is thought to be with the Havallah sequence.

The Mesozoic sedimentary units are the most prevalent rocks in the immediate area of the New Pass property (Figure 4). A 1,000 to 2,000 foot thick sequence of an unnamed conglomerate forms the basal unit of the Triassic assemblage. The base appears to be a depositional disconformity and the top may be gradational into the Middle Triassic Favaret Formation consisting of siltstone and limestones. Overlying the Favaret is the Middle to late Triassic Augusta Mountain Formation. This formation has been subdivided into two members in this part of the New Pass Range: A lower transitional member consisting to thin to medium bedded carbonaceous limestone, and an upper member consisting of massive light gray limestone which forms bold outcrops which stand in prominent relief.

In the northern part of the claim block, the Augusta Mountain Formation is overlain by the Osobb and Cane Spring Formations. The lower Osobb Formation consists of thin bedded to laminated, silty limestone, while the upper Osobb is a medium to thick bedded, carbonaceous limestone. The Cane Spring Formation is a thick bedded to massive gray limestone.

To the west, and in fault contact with the Mesozoic rocks, is a sequence of Tertiary Volcanics. The Tertiary rocks are a series of pyroclastic units and flows, as well as some rhyolitic intrusives. In the westernmost part of the claim group, the Tertiary volcanics are covered by pediment gravels.

The mineralized jasperoid is developed along the fault bounding the Mesozoic calcareous rocks and the Tertiary volcanics. More specifically, the mineralized jasperoid is developed in the fault zone between the lower Augusta Mountain Formation and the Tertiary volcanics.

The Upper Paleozoic and Mesozoic rocks in the project area have been folded into a very large N70^{o}W trending anticline that plunges about 40° to the west. North to north-east trending cross folds occur the Mesozoic section on a more limited scale.

8.0 DEPOSIT TYPES

The mineralization at New Pass occurs within a jasperoid, developed in a de-calcified limestone. The first event was thought to be de-calcification followed by the silicification which produced the jasperoid. These events were controlled by the range front fault, along which the hydrothermal fluids passed. These fluids also commuted along faults and fault breccia zones that cut through the Triassic sequence east of the range front faults. Alteration of this type can be found up to 4,000 feet from the main jasperoid along the range front faults.

The passage of the hydrothermal fluids caused the argillization and bleaching of the rocks surrounding the New Pass jasperoid. The argillization and bleaching occurs in both the sedimentary sequence and in the Tertiary volcanics. Silicification of the felsic tuffs also occurred and was observed in the field. In addition, zones of significant sulfide concentrations ranging from less than 1% to more than 10% by volume have been noted in the drill logs.

This deposit is a sediment hosted gold deposit. In many ways it is similar to deposits found elsewhere in Nevada. Geological similarities between the New Pass area and the McCoy – Cove area have been noted by Hughes (1998). At present, the principal mineralization host is the jasperoid, but evidence exists that portions of the de-calcified limestones and the tuffaceous volcanics also contain highly anomalous gold values

Paster (1989) noted in a petrographic study on a total of 24 samples of the jasperoid that trace amounts of anatase and rutile were present in all of the samples and that the presence of these mineral is synonymous with epithermal precious metal deposition. He also added that the alteration indicated a very low temperature/pressure hydrothermal system which is in primarily in the argillic zone.

9.0 MINERALIZATION

The mineralization on the New Pass property is controlled by hydrothermal fluids moving along fault and breccia zones. Both range front faults and cross faults as well as other permeable zones have been utilized by these hydrothermal fluids.

The first event was likely the de-calcification of the limestone along the range front fault. Concurrent with this, argillization of other parts of the limestone as well as the volcanics, especially the tuffaceous units, occurred. The de-calcification of the limestone increased the permeability of the rocks allowing an influx of hydrothermal fluids. This quickly provided the silica that preserved some original sedimentary structures as well as some fossils. Although the main jasperoid resulted from subsequent silicification of de-calcified limestone, not all de-calcified rock has been re-silicified.

Complete silicification resulted in the formation of the main jasperoid, which extends for at least 3,000 feet along strike and at least 1500 feet down dip, based on drill hole intercepts (Figure 6). Thicknesses of the jasperoid range from about 20 feet to over 200 feet near the surface. The main jasperoid shows evidence for multiple stages of silicification (Hughes, 1998):

1.) Early, pervasive fine grained silica

2.) Thin dark colored quartz microveinlets frequently containing fine pyrite

3.) Overgrowths of fine grained quartz enclosing breccia fragments

4.) White, translucent chalcedonic quartz veinlets and coatings devoid of sulfides

Silicification as well as argillization, occurs in both the footwall calcareous sedimentary rocks and the hanging wall volcanics, especially within the tuffaceous units. Highly anomalous gold values have been noted in some drill hole intercepts in these areas, as well as in some of the de-calcified but un-silicified rocks.

The distribution of significant gold mineralization in the main jasperoid deposit is displayed by grade – thickness plots for the drill holes (Figure 5). The highest gold grades within the two “pods” appear to be associated with jasperoid intervals containing: intense brecciation; abundant quartz veining, higher pyrite concentrations; and by a carbonaceous content. However, the drill hole information did not establish any clear relationship between sulfide concentrations and gold values.

A petrographic study was completed by Paster (1989) on 22 jasperoid samples from drill holes and from 2 surface slabs. The predominant gold occurrence was found to be ~1 micron particles pervasively dispersed in silicified limestone, usually occurring along chert grain boundaries. Pyrite and arsenopyrite, also ~1 micron in size, were also found pervasively throughout the chert. The gold did not appear to be related to any particular limestone or sediment type. Gold 3 to 10 microns in size was also sometimes found in quartz veins and veinlets. No visible characteristics of the gold-bearing and non-gold-bearing veins or breccias were found that could distinguish the two types in hand specimen.

10.0 EXPLORATION

Bonaventure Enterprises Inc. drilled 28 exploration holes in 2005 following the purchase of the interests of Consolidated Odyssey Explorations. All were inclined holes in cross sections with previous drilling to validate and expand the data.

NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and drilled a total of 165 reverse circulation drill holes. Consolidated Ramrod Gold (USA), Inc. ("Ramrod") acquired New Pass in 1993. In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. In 1998, after White Knight purchased the property, White Knight completed 1:6000 scale mapping, collected 250 rock chip samples, prepared geochemical overlays for all surface rock chip data, and constructed 100 – foot cross sections with an Interdex mining software program.

To date, a total of 936 rock chip samples have been taken from the New Pass property and in aggregate average 204 ppb gold. Of these samples, 35 rock chip samples contained greater than 1 ppm gold, averaging in aggregate 2.43 ppm gold or 0.07 oz/ton Au. Nearly all of these higher grade rock chip samples came from one of three areas: 1) the main jasperoid, with the drill defined higher grade pods, 2) leakage along the range front fault and in road cuts to the northwest of the main jasperoid and 3) leakage along the upper contact of a more permeable silty limestone unit found below a massive limestone north of the main jasperoid (Cavanaugh and Warren, 1999).

Westmont Gold completed extensive geochemical studies on the New Pass property. The geochemical studies involved surface rock chip samples, drill hole samples, soils, and biogeochemical studies. These studies were used to identify satellite areas that warranted exploration drilling. These studies were also used to describe the geochemical nature of the gold bearing jasperoid. One of the principal conclusions of these studies was that there was likely a two-fluid mineralizing process involved with the formation of the gold enriched jasperoid. In addition, Mo was found to be a component of both fluids. This in turn suggested that the hydrothermal fluids responsible for the gold mineralization may be related to an intrusive at depth.

11.0 DRILLING

Consolidated Odyssey Explorations sold their interest to Bonaventure Enterprises prior to conducting any drilling on the New Pass property. In 2005, Bonaventure Enterprises Inc. completed 28 reverse circulation, inclined drill holes. NICOR and its successor, Westmont Gold, Inc., explored the property from 1982 through 1992, and completed a total of 165 drill holes. Of the 193 drill holes completed to date, 137 drill holes were located in the main jasperoid zone.

In 1995, Santa Fe Pacific Gold Corp. completed 11 reverse circulation drill holes on the property under an exploration agreement with Ramrod. These holes were vertical, between 840 feet and 1000 feet in depth and were located to the west of the main jasperoid to test its down dip extension. Only 3 of these drill holes intercepted the jasperoid. One of these, drill hole DNE-2, is shown on cross section B-B' in Figure 6. The drill holes that did not intercept the jasperoid were located further west.

A summary of the significant gold intercepts in the drill holes completed on the New Pass project are given in Appendix III. A generalized drill hole location map is presented in Figure 5. Also depicted in Figure 5, are the "pods" of higher grade mineralization and the location of the two cross sections shown in Figure 6.

In Figure 6, the envelope of mineralization is shown in red. The mineralization is entirely within the jasperoid and as such, the envelope shown is essentially a map of the jasperoid. The colored histograms shown along the drill holes within the mineralization envelope are obviously meant to relate the gold value for that interval, but no scale or explanation has been found in the files, nor are digital copies of the cross sections available. The sections have been included here in order to show the geometry of the main jasperoid.

12.0 SAMPLING METHOD AND APPROACH

During the 2004 visit by Paul Pelke to the New Pass property a total of 9 samples (Nos.198859 through 1988198867) were taken from various locations on the property by the author. All samples were placed into a sample bag and sealed and subsequently delivered to the BSI Inspectorate analytical laboratory in Sparks, Nevada. Sample Nos. 198859 through 198861 were from various locations in the main jasperoid zone. Sample No. 198862 was taken in the de-calcified limestone immediately beneath the jasperoid. Sample No. 198863 is from a silicified tuff about 1000 feet north of the main jasperoid and sample Nos. 198864 through 198867 were taken from a road cut along a reclaimed drill road about 2500 feet north of the main jasperoid zone. Sample descriptions and laboratory results are presented in Appendix II.

13.0 SAMPLE PREPARATION ANALYSIS AND SECURITY

The samples were delivered to BSI Inspectorate Laboratories located in Sparks, Nevada by the author. The samples were then thoroughly dried, and then crushed to >80% -10 mesh using a two stage crushing process, jaw and roll mill. A 300 gram split is then obtained using a Jones riffle splitter and reduced to >90% -150 mesh. Clean sand is used to clean the pulverizer between all samples.

Gold determinations are made using fire assay with a gravimetric or Atomic Absorption finish. Trace element determinations are made using optimal acid digestions followed by Atomic Absorption Spectroscopy and Inductive Coupled Plasma. A minimum fifteen percent of all analyses performed are directly run for quality control. Every tenth sample is repeated and for every 20 samples run, a standard or blank is also analyzed. For gold determinations, a total of 9 certified gold standards purchased through 2 separate manufacturers (Rocklabs and CDN Resources) are implemented into our fire assay Quality Control program for gold analyses finished with both gravimetric and AAS methods.

BSI Inspectorate is ISO 9000 certified ABS Quality Evaluations, Inc. annually and the Quality Assurance Program meets all the established criteria as related to disclosure requirements for trading mining and exploration companies under NI-43-101.

14.0 DATA VERIFICATION

Geological information for the New Pass property has been compiled from available private and public sources.

In conjunction with the data and property review of the New Pass property, the Mr. Pelke collected 9 samples of rock from outcrop on the property. Two of the samples returned greater than 1 ppm gold (198861 – 1.733 ppm Au and 198866 – 3.561 ppm Au) as well as elevated concentrations of pathfinder elements. These values are within the range of values reported from previous workers. This data is presented in Appendix II.

In a visit to the Reno offices of Bonaventure Enterprises, the Mr. Arentz examined original assay records from ALS Chemex and geologist logs acquired by Bonaventure. The Westmont Mining resource study by IMC for 1988 and 1989 was also reviewed. Several random assay records were copied and compared with the comprehensive drill hole/assay data spreadsheet forwarded by Bonaventure. A cross check of the data confirmed the results. Bonaventure authorized ALS Chemex to provide SEEI with access to webtrieve but the codes issued by ALS Chemex failed.

The 2005 drilling program of Bonaventure was a series of inclined holes to validate previous drilling and assaying. In reviewing the intercepts and comparing them with the historic data from previous drilling programs, the results are uniformly consistent with expectations.

A site visit by Sam Arentz was completed on May 16th, 2006. Several drill sites and the general geology were inspected and confirmed.

15.0 ADJACENT PROPERTIES

The historic New Pass Mining District lies about 2 miles south east of the subject New Pass claim group. Gold was discovered in the New Pass District about 1864. A number of shafts and adits were developed in the district. The deepest shaft is the Thomas W. shaft at 550 feet. A total of several miles of underground workings were developed in the district. The total production from the New Pass District is estimated to be about 35,000 tons of ore that averaged a little less than one ounce of gold and silver per ton (Stewart, et. al., 1977).

The gold deposits of the New Pass District are developed within the Paleozoic rocks, which lie stratigraphically beneath the Augusta Mountain formation, which is the host of the mineralization on the New Pass Claim Group. The New Pass District gold deposits are steeply dipping quartz veins, striking north or northwest and dipping steeply east or west. The ore shoots vary from less than 1 foot to as much as 10 feet in thickness. The ore consists of free gold with minor amounts of silver and some lead and copper sulfides, carbonates and oxides (Stewart, et. al., 1977).

A total of 8 unpatented lode mining claims are located about 1 mile southeast of the subject claim group. The claims are held by individuals from Austin, Nevada. Nothing more is known about these claims.

16.0 MINERAL PROCESSING AND METALLURGICAL TESTING

Neither Consolidated Odyssey Explorations nor Bonaventure Enterprises Inc. conducted any metallurgical testing on any material from the New Pass Property.

In 1988, Westmont Gold submitted 6 samples (composites from drill hole cuttings) to McClelland Labs in Sparks, Nevada for preliminary metallurgical testing. The test included bottle rolls (as received and at 100 mesh) and shake tests. Samples submitted included oxidized, reduced and mixed ore types. Samples generally consisted of jasperoid, however minor amounts of siltstone were included.

The results indicated that the recoveries of gold from reduced, carbonaceous and pyritic jasperoid are between 5% and 33%, and consequently this material may not be amenable to heap leaching. The oxidized jasperoid demonstrated good recoveries of gold – between 75% and 77%.

However, with this limited amount of metallurgical testing, an adequate understanding of the percentage of oxide, reduced, or mixed resource types may not be feasible. It is Mr. Arentz's opinion that the standard for "indicated mineral resources" has not been met to technically determine the economic parameters to support mine planning and evaluation of the economic viability of the deposit. It is therefore his opinion that the calculated quantities and grade are to be construed as "inferred mineral resources".

17.0 MINERAL RESOURCE ESTIMATES

17.1 Methodology

After studying the cross sections and drill hole data supplied by Bonaventure, Mr. Arentz developed a set of guidelines to evaluate the resources. The following details those guidelines and assumptions which were discussed with Richard Kern who concurred:

1. That the cutoff grade shall be 0.01 AuEq opt (equivalent gold expressed in troy ounces per short ton).

2. That isolated intercepts of 5 feet with cutoff grades above 0.01 AuEq opt may be ignored unless the combined weighted average grade of that interval and any two adjacent intervals is greater than 0.01 AuEq opt.

3. Where data is missing for alternating intervals that were assayed, the missing data shall reflect the values of the lower of the two adjacent values. Where multiple adjacent intervals are missing data, each missing interval was assigned a zero value.

4. That drill holes shown in cross section shall be interpreted as being centered and on-line with the other drill holes in said cross section except those holes drilled perpendicular to the section. Those holes designated for inclusion into each cross section were determined by Bonaventure personnel.

5. That the vertical and horizontal extent of any drill hole or drill holes is limited by the following:

    a. Half the distance to the next drill hole or combinations of drill holes.

    b. Intercepts less than 20 feet in thickness shall not extend more than 75 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

    c. Intercepts greater than 20 feet in thickness shall not extend more than 150 feet in any direction from the drill hole and may not influence the adjacent cross section if drill holes influence that section.

    d. That the average grade of the intercept shall be construed as pertaining to the entire area of influence as described in 5 abc above.

6. That the interpolation of tonnages and grade for sections either without drill hole data or where adjacent sections may indicate deeper resources are depicted as follows:

a. For resources with tonnages less than 25,000 tons in any specific elevation and cross section as calculated from drill hole intercepts in adjacent sections, the tonnage shall be 25% of that calculated in each of the adjacent sections and shall be of a similar grade or the weighted average if appropriate.

b. For resources in adjacent sections with tonnages greater than 25,000 tons in any specific elevation and cross section as calculated from drill hole intercepts, the tonnage shall be 50% of that calculated in each of the adjacent sections and shall be of a similar grade or the weighted average if appropriate.

c. No interpolation is made either up or down dip in any cross section as such has already been included in the calculated resource. Only adjacent cross section data shall influence down dip data (below calculated data) as it represents additional down dip available data.

17.2 Compilation of Data

The relevant drill hole intercepts, thickness and grade are displayed at the top of each cross section analysis which are all attached as Appendix III. On each of these cross sections, the data (drill hole intercept interval and grade) is displayed that impacts each 100 foot of elevation. Where two or more drill holes impact any particular area of influence, the intercept is shown for each drill hole and the grade represented is a weighted average from the designated intercept of all related drill holes. The total at the bottom represents a weighted average of the tonnage and grade for each elevation.

Appendix IV represents the longitudinal cross section and is a composite of the results from each cross section. Those areas of Appendix IV that are colored blue are based upon interpolation of data from adjacent sections.

17.3 Resource Estimates

Drilling completed by predecessor companies and the JV have as of this date and using the CIM Definition Standards and the criteria set out in this report, established a mineral resource of the New Pass exploration project in Churchill County, Nevada, characterized as an Inferred Mineral Resource of:

11,500,000 short tons 0.0226 Au opt 0.2214 Ag opt 0.0262 AuEq opt

This is equivalent to approximately 300,000 ounces of in-place inferred gold resources.

Through two deep holes an additional deep inferred mineral resource has been identified. That inferred resource amounts to:

800,000 short tons 0.015 Au opt 0.1806 Ag opt 0.0180 AuEq opt

18.0 INTERPRETATION AND CONCLUSIONS

The New Pass property consists of 107 unpatented lode mining claims on the west flank of the New Pass Range in eastern Churchill County, Nevada. Surface mapping along the western margin of the New Pass Range has identified a zone of range front structures. The main jasperoid is localized by a range front fault separating Triassic calcareous sedimentary rocks from Tertiary volcanics. Receptive limestones and silty limestones in the Triassic Augusta Mountain Formation have been pervasively replaced by silica from hydrothermal fluids that also deposited gold.

The hydrothermally altered rocks extend for more than 3,000 feet both north and south of the main jasperoid along the range front structures. Alteration also extends up to 2,500 feet into the Augusta Mountain Formation, apparently localized along cross faults. Any extension to the west of the range front fault is buried beneath the pediment gravels.

Since the property's discovery in 1980, over US$1.7 million has been expended on exploration and development work. The exploration work identified the main jasperoid zone as well as several satellite targets. This work included surface rock chip sampling, soil sampling, geologic mapping, and extensive geochemical analyses. A total of 193 drill holes have been completed, with approximately 137 of these drill holes located within the main jasperoid zone. The Inferred Resource identified by Mr. Arentz is principally located within the main jasperoid.

The satellite targets are located along the main range front fault as well as being localized along cross faults. Some of these targets have been drilled with mixed results. A number of these targets remain untested. In addition to the satellite targets, the overlying Tertiary volcanics as well as areas of de-calcified limestone in the footwall have not been adequately tested in the area of the main jasperoid.

The work completed to date indicates the presence of an epithermal system in which the hydrothermally altered rocks extend for at least 2.5 miles along the range front fault/structural system and about 0.5 miles eastward into the Triassic calcareous rocks. An Inferred Resource has been developed within the main jasperoid body. Satellite target areas have been found and some of them have been drilled. Also, northeast trending cross faults are known immediately to the north and immediately to the south of the main jasperoid body. Other high angle faults have been observed to cut the main jasperoid itself. All of these areas have not yet been adequately tested, and are attractive targets having the potential to increase the resource base. In addition, a possible intrusive lies at depth beneath exposed mineralization, which also presents an attractive drilling target

19.0 RECOMMENDATIONS AND BUDGET

It is recommended that a year 2006 exploration budget of US$ 200,000.00 be funded. This entire amount should used for further reverse circulation drilling. A possible gradient IP geophysical survey also could be considered

Drilling costs in Nevada are currently US $ 25.00 per foot with all costs considered, including direct drill costs, supervision and assay costs.

2006 BUDGET

Reverse Circulation Drilling 4000 feet at US $25.00/foot	200,000
• Contingencies Phase II (15%)	30,500
TOTAL YEAR 2006 BUDGET	**US $ 230,500**

Sincerely

REGISTERED GEOLOGIST PAUL A. PELKE No. 4150 STATE OF CALIFORNIA

Paul A. Pelke, California Registered Geologist No. 4150
April 12, 2006

20.0 REFERENCES

Bryant, E. and Postlethwaite, C., 1989, Geologic Re-Evaluation of the New Pass Project Area: Westmont Mining Report, 11p.

Dummett, H., 1097, Annual Report for the New Pass Project, Churchill County, Nevada: Westmont Mining Report, 11 p.

Fuchs, W.A., 1985, Polished section descriptions of New Pass samples NP29-135-140 And NP29-320-325: NICOR Minerals Memorandum, 7 p.

Hughes, G.J., 1998: An evaluation of drilling results and target potential for the New Pass Project, Churchill County, Nevada: Consultant's report to White Knight Gold Report, 24 p.

Hughes, G.J., 1998: An evaluation of drilling results and target potential for the New Pass Project, Churchill County, Nevada: White Knight Gold Report, 24 p.

Leibold, A., 1989: Evaluation of the 1989 New Pass rock-chip database: Westmont Mining Report, 18 p.

Leibold, A., 1989: Evaluation of the 1989 New Pass Soil Survey, Cave Grid: Westmont Mining Report, 18 p.

Paster, T.P., 1989: Petrography of rocks from the New Pass Project, Nevada: Consultant's report to Westmont Mining, 41 p.

Silberling, N.J. and Roberts, R.J., 1962, Pre-Tertiary stratigraphy and structure of north Western Nevada: Geological Society of America Special Paper 72.

Stewart, J.H., McKee, E.H and Stager, H.K., 1977: Geology and Mineral Deposits of Lander County, Nevada: Nevada Bureau of Mines and Geology Bulletin 88.

Wilkinson, W.H. and Cline, J.S., 1989: 1988 Annual Report for the New Pass Project, Churchill County, Nevada: Westmont Mining Report, 37p.

Wilkinson, W.H. and Bryant, E.G. and Postlethwaite, C.E., 1989: 1989 Annual Report For the New Pass Project, Churchill County, Nevada: Westmont Mining Report, 53 p.

Wilden, R. and Speed, R.C., 1974: Geology and mineral Deposits of Churchill County, Nevada: Nevada bureau of Mines and Geology Bulletin 83.

21.0 STATEMENT OF QUALIFICATIONS

Paul A. Pelke
California Registered Geologist, No. 4150
3033 Cashill Blvd.
Reno, Nevada 89509

I, Paul A. Pelke, SB, SM, California Registered Geologist No. 4150 do hereby certify that:

1) I maintain a geological consulting practice at 3033 Cashill Blvd., Reno, Nevada, USA.

2) I am a graduate of The Massachusetts Institute of Technology in 1971 with Bachelor of Science and Master of Science degrees in Geology and Geochemistry, from the department of Earth and Planetary Sciences.

3) I am a registered professional geologist: California Registered Geologist, No. 4150, and as such I am qualified to contribute to the accompanying report.

4) I have worked as a geologist for the past 32 years.

5) I have read the definition of "Qualified Person" as set out in National Instrument 43-101 ("NI 43-101") and certify that by reason of my education, affiliation with a professional association and past relevant work experience that I fulfill the requirements to be a "Qualified Person" for the purposes of NI 43-101.

.

6) I am responsible only for the sampling data that I obtained on October 12th, 2004. The sources of all information are quoted in the report. The information provided by the various parties is to the best of my knowledge and experience correct and accurate.

7) Neither I nor any affiliated entity of mine own, directly or indirectly, any interest in the securities of Bonaventure Enterprises Inc., White Knight Resources or any associated or affiliated companies or in the subject properties described in this report.

8) As of the date of this Certificate, I am not aware of any material fact or material change with respect to the subject property that would make the report misleading.

9) Neither I nor any affiliated entity of mine, have earned the majority of our income during the preceding three years from Bonaventure Enterprises Inc., White Knight Resources or any affiliated companies.

10) I have read National Instrument 43-101 and Form 43-101F1 and have prepared my part of the report with this NI 43-101 with generally accepted Canadian Industry Practice

11) I consent to the Filing of the Technical Report with any Stock Exchange and other Regulatory Authority and the publication by them, including electronic publication in the public company files on their websites accessible to the public, of the Technical Report.

Dated at Reno, Nevada this 12th day of April, 2006

Signature of Qualified Person:

REGISTERED GEOLOGIST
PAUL A. PELKE
No. 4150
STATE OF CALIFORNIA

Paul A. Pelke, California Registered Geologist, No. 4150

CERTIFICATE OF CO-AUTHOR

I, Sam S. Arentz III, 7350 Island Queen Drive, Sparks, NV 89436, USA, hereby certify:

1. I am a graduate of Colorado College (1966) B.A. Mathematics and the Mackay School of Mines, University of Nevada (1968) B.S. Mining Engineering.
2. I am presently President of Sierra Environmental Engineers, Inc. working as a consulting engineer since 1987. For the 19 years prior to that I worked as a truck foreman, exploration manager, consultant, and Vice President for mineral related companies with the exception of two years in the U.S. Army.
3. I am a practicing mining engineer holding professional engineering registration in Nevada (#7232), Utah (#4650, Arizona (#26459), and Colorado (#17837).
4. This certificate applies to the technical report titled "NI 43-101 Technical Report On The New Pass Property, Churchill County, Nevada
Dated May 8, 2006
5. I am responsible for the preparation of certain portions of this report using data summarized in the Appendices or referenced in the text of this report.
6. I have read the definition of "Qualified Person" as described in NI 43-101 and state that by reason of education, experience, professional registration and continued practice I fulfill those requirements.
7. I have no interest in the property or any company known to be associated therewith and that my fee is a fixed fee established prior to the presentation of the findings and that no future compensation, ownership or commission of any nature is contemplated.
8. To the best of my knowledge and belief, the data and opinions expressed herein, are an accurate representation of the mineral resources associated with the New Pass Project.
9. I consent to the publication by Bonaventure Enterprises Inc. and White Knight Resources Ltd. of this technical report as may be required for the filing of any technical report with any stock exchange, other regulatory authority, or in their company files on their websites.
10. I have read NI 43-101 and NI 43-101F1 and this report has been prepared to comply with that instrument and form.

REGISTERED PROFESSIONAL ENGINEER
SAM S. ARENTZ III
MINING
07232
STATE OF NEVADA

Expires: 12/31/06

10/24/06

Sam S. Arentz III, P.E.
Nevada #7232

FIGURES


Wells
Elko
Battle
Mtn.
Winnemucca
Lovelock
NEW PASS
PROJECT
Reno
Austin
Ely
Tonopah
Goldfield
Beatty
Las Vegas
N
KILOMETERS
0
100
0
MILES
60
Gold and Silver Deposits
Cities and Towns

Figure 1
NEW PASS PROJECT
Location Map


New Pass Claim Group
R. 39 E.
R. 40 E.
T. 21 N.
T. 20 N.
New Pass Peak
454,000
455,000
456,000
457,000
458,000
459,000
4,391,000
4,390,000
4,389,000
4,388,000
4,387,000
4,386,000
4,385,000
39°40.000' N
39°39.000' N
39°38.000' N
39°37.000' N
117°32.000' W
117°31.000' W
117°30.000' W
WGS84 117°29.000' W
Consolidated Odyssey Explorations
NEW PASS PROJECT
Claim Group Outline

Figure 2


Nevada
New Pass Project
Reno
Las Vegas
EXPLANATION
Qa Alluvial deposits
Qp Playa, marsh and 10% alluvial-flat deposits
QToa Older alluvial deposits
VOLCANIC ROCKS
Tt2 Welded and non-welded silicic ash-flow tuffs: Locally includes thin units of air-fall tuff and sedimentary rock
Ts2 Tuffaceous sedimentary rocks: Locally includes minor amounts of tuff
TRIASSIC ROCKS
Rc Limestone, minor amounts of dolomite, shale and sandstone; locally thick conglomerate units (Lower, Middle and Upper Triassic): Includes Tobin, Dixie Valley, Favret, Augusta Mountain, and Cane Spring Formations, the Star Peak Group, and related rocks.
Rk Koipato Group and related rocks (Lower Triassic): Altered andesitic flows, rhyolitic tuffs and flows, and clastic rocks. Includes Tallman Fanglomerate (Permian?) in Humboldt County
SILICEOUS AND VOLCANIC ASSEMBLAGE (Upper Paleozoic)
Eugeosynclinal rocks originally deposited west of Antler orogenic belt. In most places, allochthonous and thrust eastward as upper plate of Golconda Thrust.
PlPh Halvallah Sequance of Silberling and Roberts (1962): Chert, argillite, shale, greenstone, and minor amounts of siltstone, sandstone, conglomerate, and limestone. includes Havallah, Pumperhickel, and Farrel Canyon Formations.
Geology derived from the Geologic Map of North-Central Nevada, Compiled by John H. Stewart and John E. Carlson, 1976.
New Pass Project
T.21 N.
T.20 N.
R.39 E.
R.40 E.
N
5 0 5 KILOMETERS
5 0 5 MILES
Figure 3
Consolidated Odyssey Explorations
NEW PASS PROJECT
Regional Geology Map


EXPLANATION
Qal Quaternary alluvium
Tr Tertiary rhyolitic dikes
Trlf Tertiary rhyolite lava
Tpt Tertiary pumiceous rhyolitic tuff
Trlqp Tertiary quartz-porphyry lava
Tbt Tertiary biotitic rhyolite tuff
Tvu Tertiary volcanics, undifferentiated
TRcs Triassic Cane Spring Formation: massive limestone
TRoc Triassic Osobb Formation: carbonaceous limestone
TRos Triassic Osobb Formation: silty limestone and siltstone
TRam Triassic Augusta Mountain Formation: massive limestone
TRat Triassic Augusta Mountain Formation: carbonaceous and silty limestone
TRf Triassic Favret Formation
TRcg Triassic sub-Favret conglomerate
Jasperoid
Decalcified limestone
Contact
Faults
N
0 2000 4000 FEET
ELKO
RENO
New Pass Property
LAS VEGAS
New Pass Property Boundary
Qal
TRam
TRat
TRf
TRoc
TRos
TRat (decalcified)
TRam (decalcified)
TRcs
TRcs (decalcified)
Tr
Trlf
Tpt
Trlqp
Tbt
Jasperoid
TRcg
Tvu
Figure 4
Consolidated Odyssey Explorations
NEW PASS PROJECT
Property Geology Map


14,000 E
22,000 N
20,000 N
Rhyolite intrusive
Subsurface extent of jasperiod
Section 21100
B
B'
D
U
Surface exposed jasperiod
Section 19800
A
A'
Drill holes with grade-thickness of:
< 1
1 - 3
3 - 5
5 - 7
> 7
Note: A grade-thickness of 3 is equivalent to:
100 feet @ 0.03 opt Au or
10 feet @ 0.3 opt Au
0 100 200 300 400 500 FEET
Consolidated Odyssey Explorations
NEW PASS PROJECT
Drill Hole Map
Figure 5


19800 N
A
A′
600
800
1000
1200
1400
1600
1800
6600
6400
6200
6000
5800
5600
13600 E
14600 E
19700 N
19950 N
ELEVATION (FEET)
NP-87-1
NP-21
NP-24
NP-26
NP-22
NP-88-30
NP-25
NP-89-1
NP-12
NP-2
21100 N
B
B′
200
400
600
800
1000
1200
6200
6000
5800
5600
5400
13000 E
13800 E
20850 N
21050 N
DNE-2
NP-88-20
NP-88-35
NP-89-16
Figure 6
Consolidated Odyssey Explorations
NEW PASS PROJECT
Drill Hole Cross Sections

APPENDIX I

LIST OF CLAIMS

White Knight Gold (U.S.) Inc.

New Pass Property
Pass Claims – 45 claims

Churchill County Recording

	BLM Serial No.	Book	Page	Registered Owner
Pass 1	166821	183	270	WKG
Pass 2	166822	183	271	WKG
Pass 3	166823	183	272	WKG
Pass 4	166824	183	273	WKG
Pass 5	166825	183	274	WKG
Pass 6	166826	183	275	WKG
Pass 7	166827	183	276	WKG
Pass 8	166828	183	277	WKG
Pass 9	166829	183	278	WKG
Pass 10	240386	207	74	WKG
Pass 11	240387	207	75	WKG
Pass 12	240388	207	76	WKG
Pass 13	240389	207	77	WKG
Pass 14	240390	207	78	WKG
Pass 15	240391	207	79	WKG
Pass 24	242043	208	339	WKG
Pass 25	242044	208	340	WKG
Pass 26	242045	208	341	WKG
Pass 27	276275	222	919	WKG
Pass 28	276276	222	920	WKG
Pass 29	276277	222	921	WKG
Pass 30	276278	222	922	WKG
Pass 31	276279	222	923	WKG
Pass 32	276280	222	924	WKG
Pass 33	276281	222	925	WKG
Pass 34	276282	222	926	WKG
Pass 35	276283	222	927	WKG
Pass 36	276284	222	928	WKG
Pass 83	313388	237	859	WKG
Pass 84	313389	237	860	WKG
Pass 85	313390	237	861	WKG
Pass 86	313391	237	862	WKG
Pass 87	313392	237	863	WKG
Pass 88	313393	237	864	WKG
Pass 89	313394	237	865	WKG
Pass 90	313395	237	866	WKG
Pass 91	313396	237	867	WKG
Pass 92	313397	237	868	WKG

	BLM Serial No.	Book	Page	Registered Owner
Pass 94	313399	237	870	WKG
Pass 95	313400	237	871	WKG
Pass 96	313401	237	872	WKG
Pass 97	313402	237	873	WKG
Pass 99	313404	237	875	WKG
Pass 101	313406	237	877	WKG
Pass 103	313408	237	879	WKG

White Knight Gold (U.S.) Inc.

New Pass Property
NP Claims – 61 claims

Churchill County Recording

Claim Name	BLM Serial No.	Document No.	Registered Owner
NP 16	698322	281379	WKG
NP 17	698323	281380	WKG
NP 18	698324	281381	WKG
NP 19	698325	281382	WKG
NP 20	698326	281383	WKG
NP 21	698327	281384	WKG
NP 22	698328	281385	WKG
NP 23	698329	281386	WKG
NP 53	698330	281387	WKG
NP 54	698331	281388	WKG
NP 55	698332	281389	WKG
NP 56	698333	281390	WKG
NP 57	698334	281391	WKG
NP 58	698335	281392	WKG
NP 59	698336	281393	WKG
NP 60	698337	281394	WKG
NP 61	698338	281395	WKG
NP 62	698339	281396	WKG
NP 67	698344	281401	WKG
NP 68	698345	281402	WKG
NP 69	698346	281403	WKG
NP 70	698347	281404	WKG
NP 71	698348	281405	WKG
NP 72	698349	281406	WKG
NP 73	698350	281407	WKG
NP 74	698351	281408	WKG
NP 75	698352	281409	WKG
NP 76	698353	281410	WKG
NP 77	698354	281411	WKG
NP 78	698355	281412	WKG
NP 100	698356	281413	WKG
NP 102	698357	281414	WKG
NP 104	698358	281415	WKG
NP 107	698361	281418	WKG
NP 109	698363	281420	WKG
NP 110	698364	281421	WKG
NP 111	698365	281422	WKG
NP 112	698366	281423	WKG
NP 113	698367	281424	WKG

Claim Name	BLM Serial No.	Document No.	Registered Owner
NP 114	698368	281425	WKG
NP 115	698369	281426	WKG
NP 116	698370	281427	WKG
NP 117	698371	281428	WKG
NP 118	698372	281429	WKG
NP 119	698373	281430	WKG
NP 120	698374	281431	WKG
NP 121	698375	281432	WKG
NP 122	698376	281433	WKG
NP 123	698377	281434	WKG
NP 125	698379	281436	WKG
NP 127	698381	281438	WKG
NP 128	698382	281439	WKG
NP 129	698383	281440	WKG
NP 205	698459	281516	WKG
NP 206	698460	281517	WKG
NP 241	698477	281534	WKG
NP 242	698478	281535	WKG
NP 243	698479	281536	WKG
NP 244	698480	281537	WKG
NP 245	698481	281538	WKG
NP 246	698482	281539	WKG

White Knight Gold (U.S.) Inc.

N Claims – 1 claim

Churchill County Recording

Claim Name	BLM Serial No.	Document No.	Registered Owner
N 16	795708	318549	WKG

APPENDIX II

ASSAY RESULTS FROM NEW PASS PROPERTY

SAMPLE DESCRIPTIONS

198859	Jasperoid, Main Zone, Dark Brown to Black with FeOx Fractures 40° - 50°, 80° SE, grab sample
198860	Jasperoid, Main Zone, Brecciated, Dark Gray to Black with FeOx Abundant FeOx, Intersection of 40° and N-S Fracture systems, Vert.
198861	Black Jasperoid, Banded, not brecciated, N-S Zone, Vert. Quartz lined Vugs, possible Barite, grab sample
198862	De-Calcified Limestone, 3 foot channels immediately below Jasperoid Contact
198863	Silicified Pyroclastic Tuff, with rock fragments and flattened pumice fragments
198864	Breccia zone (fault?), grab sample, fragments of dolomitized limestone and silicified pyroclastic tuff, with FeOx and calcite in matrix
198865	Dolomitized limestone, abundant FeOx and calcite Grab sample
198866	Fracture Zone, up to 1 foot wide, argillized with FeOx in Dolomitized Limestone, Fracture Zone 100°, vert.
198867	Dolomitized limestone, abundant FeOx, 3 foot chip Adjacent to 198866

ANALYSES RESULTS FROM BSI INSPECTORATE

RMGCN Final Report - Job No: 104-25-38

Sample	Gold ppb	Gold ppb	Silver ppm	Arsenic ppm	Mercury ppb	Antimony ppm
198859	230		0.6	932	114	5600
198860	685		12.1	374	312	6800
198861	1733		4.3	134	530	90
198862	250		1	866	117	113
198863	54		0.1	12	94	52
198864	380		0.9	1600	960	31
198865	497		0.3	175	840	16
198866	3001	3561	0.8	466	3850	154
198867	786		1.7	574	387	29

APPENDIX III

CROSS SECTION DRILL HOLE AND RESOURCE SUMMARIES

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
400N	NP-88-15		-90	265	100	115	15	-35	12.3	0.010	0.496	0.011
					130	140	10		8.2	0.004	0.415	0.011
					165	220	55		45.1	0.012	0.258	0.017
	NP-41		-90	285	170	220	50	-35	41.0	0.021	0.260	0.025
	NP-42		-90	365	305	330	25	-35	20.5	0.032	0.100	0.034
	NP-40		-90	403	355	403	48	-35	39.3	0.016	0.053	0.017

Elevation	**6300-6400**	NP-88-15	100	115	Tons	5488	Au opt	0.010	Ag opt	0.496	AuEq	0.011
		NP-88-15	165	220	Tons	3508	Au opt	0.012	Ag opt	0.258	AuEq	0.017
	Subtotals					**8995**	Au opt	0.011	Ag opt	0.403	AuEq	0.017
Elevation	**6200-6300**	NP-88-15	100	115	Tons	6718	Au opt	0.010	Ag opt	0.496	AuEq	0.011
		NP-88-15	130	140	Tons	8074	Au opt	0.004	Ag opt	0.415	AuEq	0.011
		NP-88-15	165	220	Tons	53977	Au opt	0.012	Ag opt	0.258	AuEq	0.017
		NP-41	170	220	Tons	15385	Au opt	0.021	Ag opt	0.260	AuEq	0.025
	Subtotals				Tons	**84153**	Au opt	0.013	Ag opt	0.292	AuEq	0.018
Elevation	**6100-6200**											
		NP-88-15	165	220	Tons	15369	Au opt	0.012	Ag opt	0.258	AuEq	0.017
		NP-41	170	220	Tons	28769	Au opt	0.021	Ag opt	0.260	AuEq	0.025
	Subtotals					**44138**	Au opt	0.018	Ag opt	0.259	AuEq	0.022
Elevation	**6000-6100**											
		NP-42	305	330	Tons	26335	Au opt	0.032	Ag opt	0.100	AuEq	0.034
		NP-40	355	403	Tons	7015	Au opt	0.016	Ag opt	0.053	AuEq	0.017
	Subtotals					**33350**	Au opt	0.029	Ag opt	0.090	AuEq	0.030
Elevation	**5900-6000**											
	Subtotals	NP-40	355	403	Tons	**52477**	Au opt	0.016	Ag opt	0.053	AuEq	0.017
Elevation	**5800-5900**											
	Subtotals	NP-40	355	403	Tons	**7015**	Au opt	0.016	Ag opt	0.053	AuEq	0.017
400N Totals/Grade					Tons	**230,129**	Au opt	0.017	Ag opt	0.199	AuEq	0.020

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
500N	NP-88-12		-90	240	90	175	85	-35	69.6	0.010	0.439	0.017
	NP-88-11		-90	350	180	245	65	-35	53.2	0.012	0.612	0.022
					285	350	65		53.2	0.031	0.042	0.032
	NP-88-22		-90	480	210	305	95	-35	77.8	0.013	0.424	0.020
					365	385	20		16.4	0.014	0.142	0.016
					400	430	30		24.6	0.008	0.121	0.010
	NP-88-13		-90	365	265	365	100	-35	81.9	0.021	0.104	0.039

Elevation	**6400-6500**											
	Subtotals	NP-88-12	90	175	Tons	**5077**	Au opt	0.010	Ag opt	0.439	AuEq	0.017
Elevation	**6300-6400**											
	Subtotals	NP-88-12	90	175	Tons	**45785**	Au opt	0.010	Ag opt	0.439	AuEq	0.017
Elevation	**6200-6300**	NP-88-12	90	175	Tons	29600	Au opt	0.010	Ag opt	0.439	AuEq	0.017
		NP-88-11	180	245	Tons	21942	Au opt	0.012	Ag opt	0.612	AuEq	0.022
	Subtotals				Tons	**51542**	Au opt	0.011	Ag opt	0.513	AuEq	0.019
Elevation	**6100-6200**	NP-88-11	180	245	Tons	13662	Au opt	0.012	Ag opt	0.612	AuEq	0.022
		NP-88-11	285	350	Tons	24280	Au opt	0.031	Ag opt	0.042	AuEq	0.032
		NP-88-22	210	305	Tons	29923	Au opt	0.013	Ag opt	0.424	AuEq	0.020
		NP-88-13	265	365	Tons	16408	Au opt	0.021	Ag opt	0.104	AuEq	0.039
	Subtotals				Tons	**84272**	Au opt	0.020	Ag opt	0.282	AuEq	0.024
Elevation	**6000-6100**	NP-88-11	285	350	Tons	11323	Au opt	0.031	Ag opt	0.042	AuEq	0.032
		NP-88-22	365	385	Tons	12868	Au opt	0.014	Ag opt	0.142	AuEq	0.016
		NP-88-13	265	365	Tons	88189	Au opt	0.021	Ag opt	0.104	AuEq	0.039
	Subtotals				Tons	**112380**	Au opt	0.021	Ag opt	0.102	AuEq	0.036
Elevation	**5900-6000**	NP-88-22	400	430	Tons	32926	Au opt	0.008	Ag opt	0.121	AuEq	0.010
		NP-88-13	265	365	Tons	11323	Au opt	0.021	Ag opt	0.104	AuEq	0.039
	Subtotals				Tons	**44249**	Au opt	0.011	Ag opt	0.117	AuEq	0.013
500N Totals/Grade					Tons	**343,305**	Au opt	0.016	Ag opt	0.260	AuEq	0.021

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
600N	NP-86-3		-90	145	45	75	30	-35	24.6	0.012	0.152	0.014
					90	110	20		16.4	0.013	0.117	0.015
	NP-86-4		-90	315	150	245	95	-35	77.8	0.024	0.704	0.036
					265	285	20		16.4	0.007	0.176	0.010
	NP-36		-90	235	25	80	55	-35	45.1	0.006	0.320	0.012
					105	155	50		41.0	0.032	0.220	0.035
	NP-88-14		-90	660	325	350	25	-35	20.5	0.017	0.128	0.014
					365	465	100		81.9	0.013	0.311	0.018
					495	525	30		24.6	0.065	0.444	0.072
					560	575	15		12.3	0.028	0.279	0.033

		Hole	Top	Bottom		Tons		Au opt		Ag opt		AuEq
Elevation	**6400-6500**											
		NP-86-3	45	75	Tons	17788	Au opt	0.012	Ag opt	0.152	AuEq	0.014
		NP-86-3	90	110	Tons	7191	Au opt	0.013	Ag opt	0.117	AuEq	0.015
	Subtotals				Tons	**24978**	Au opt	0.012	Ag opt	0.142	AuEq	0.015
Elevation	**6300-6400**	NP-86-3	45	75	Tons	19680	Au opt	0.012	Ag opt	0.152	AuEq	0.014
		NP-86-3	90	110	Tons	20689	Au opt	0.013	Ag opt	0.117	AuEq	0.015
		NP-86-4	150	245	Tons	8042	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-36	25	80	Tons	24285	Au opt	0.006	Ag opt	0.320	AuEq	0.012
		NP-36	105	155	Tons	4823	Au opt	0.032	Ag opt	0.220	AuEq	0.035
	Subtotals				Tons	**77519**	Au opt	0.013	Ag opt	0.257	AuEq	0.017
Elevation	**6200-6300**	NP-86-3	90	110	Tons	4289	Au opt	0.013	Ag opt	0.117	AuEq	0.015
		NP-86-4	150	245	Tons	69721	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-36	105	155	Tons	16558	Au opt	0.032	Ag opt	0.220	AuEq	0.035
	Subtotals				Tons	**90568**	Au opt	0.025	Ag opt	0.588	AuEq	0.035
Elevation	**6100-6200**	NP-86-4	150	245	Tons	73012	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-86-4	265	285	Tons	18923	Au opt	0.007	Ag opt	0.176	AuEq	0.010
		NP-88-14	325	350	Tons	10250	Au opt	0.017	Ag opt	0.128	AuEq	0.014
	Subtotals				Tons	**102185**	Au opt	0.020	Ag opt	0.548	AuEq	0.029

Elevation	**6000-6100**	NP-88-14	325	350	Tons	25862	Au opt	0.017	Ag opt	0.128	AuEq	0.014
		NP-88-14	365	465	Tons	64415	Au opt	0.013	Ag opt	0.311	AuEq	0.018
	Subtotals				Tons	**90277**	Au opt	0.014	Ag opt	0.259	AuEq	0.018
Elevation	**5900-6000**	NP-88-14	325	350	Tons	11669	Au opt	0.017	Ag opt	0.128	AuEq	0.014
		NP-88-14	365	465	Tons	96046	Au opt	0.013	Ag opt	0.311	AuEq	0.018
		NP-88-14	495	525	Tons	21762	Au opt	0.065	Ag opt	0.444	AuEq	0.072
	Subtotals				Tons	**129477**	Au opt	0.022	Ag opt	0.317	AuEq	0.027
Elevation	**5800-5900**	NP-88-14	365	465	Tons	28538	Au opt	0.013	Ag opt	0.311	AuEq	0.018
		NP-88-14	495	525	Tons	36900	Au opt	0.065	Ag opt	0.444	AuEq	0.072
		NP-88-14	560	575	Tons	14192	Au opt	0.028	Ag opt	0.279	AuEq	0.033
	Subtotals				Tons	**79631**	Au opt	0.040	Ag opt	0.367	AuEq	0.046
600N Totals/Grade					Tons	**594,635**	Au opt	0.022	Ag opt	0.381	AuEq	0.028

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
700N	NP-0508	70	-45	300	140	235	95	-35	93.6	0.026	0.341	0.032
	NP-86-4		-90	315	150	245	95	-35	77.8	0.024	0.704	0.036
					265	285	20		16.4	0.007	0.176	0.010
	NP-0507	70	-45	400	215	350	135	-35	132.9	0.012	0.640	0.023
	NP-35		-90	405	190	210	20	-35	16.4	0.040	2.080	0.074
					230	345	115		94.2	0.013	0.270	0.017
	NP-36		-90	235	25	80	55	-35	45.1	0.006	0.320	0.012
					105	155	50		41.0	0.032	0.220	0.035
	NP-0506	70	-45	500	325	375	50	-35	49.2	0.022	0.142	0.024
					405	470	65		64.0	0.016	0.180	0.019
	NP-54		-90	505	300	500	200	-35	163.8	0.047	0.187	0.050
	NP-55		-90	545	385	470	85	0	69.6	0.017	0.235	0.021
					530	545	15		12.3	0.011	0.887	0.025

		Hole	Top	Bottom		Tons		Au opt		Ag opt		AuEq
Elevation	**6300-6400**	NP-0508	140	235	Tons	91440	Au opt	0.026	Ag opt	0.341	AuEq	0.032
		NP-36	25	80	Tons	9367	Au opt	0.006	Ag opt	0.320	AuEq	0.012
		NP-36	105	155	Tons	4923	Au opt	0.013	Ag opt	0.270	AuEq	0.017
	Subtotals				Tons	**105730**	Au opt	0.024	Ag opt	0.336	AuEq	0.029
Elevation	**6200-6300**	NP-0508	140	235	Tons	47169	Au opt	0.026	Ag opt	0.341	AuEq	0.032
		NP-86-4	150	245	Tons	39554	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-0507	215	350	Tons	31500	Au opt	0.014	Ag opt	0.593	AuEq	0.024
		NP-35	190	345								
		NP-36	105	155	Tons	9546	Au opt	0.013	Ag opt	0.270	AuEq	0.017
	Subtotals				Tons	**127769**	Au opt	0.022	Ag opt	0.510	AuEq	0.030
Elevation	**6100-6200**	NP-86-4	265	285	Tons	12111	Au opt	0.007	Ag opt	0.176	AuEq	0.010
		NP-86-4	150	245	Tons	14308	Au opt	0.024	Ag opt	0.704	AuEq	0.036
		NP-0507	215	350	Tons	85735	Au opt	0.014	Ag opt	0.593	AuEq	0.024
		NP-35	190	345								
		NP-0506	325	375	Tons	21572	Au opt	0.022	Ag opt	0.142	AuEq	0.024
	Subtotals				Tons	**133726**	Au opt	0.016	Ag opt	0.494	AuEq	0.024

Elevation	**6000-6100**	NP-54	300	500	Tons	103320	Au opt	0.047	Ag opt	0.187	AuEq	0.050
		NP-55	385	470	Tons	18000	Au opt	0.017	Ag opt	0.235	AuEq	0.021
		NP-0507	215	350	Tons	11954	Au opt	0.014	Ag opt	0.593	AuEq	0.024
		NP-35	190	345								
		NP-0506	405	470	Tons	27077	Au opt	0.016	Ag opt	0.180	AuEq	0.019
	Subtotals				Tons	**160351**	Au opt	0.036	Ag opt	0.221	AuEq	0.040
Elevation	**5900-6000**	NP-54	300	500	Tons	71031	Au opt	0.047	Ag opt	0.187	AuEq	0.050
		NP-55	385	470	Tons	63711	Au opt	0.017	Ag opt	0.235	AuEq	0.021
	Subtotals					**134742**	Au opt	0.033	Ag opt	0.210	AuEq	0.036
Elevation	**5800-5900**	NP-55	530	545	Tons	13200	Au opt	0.011	Ag opt	0.887	AuEq	0.025
		NP-55	385	470	Tons	13246	Au opt	0.017	Ag opt	0.235	AuEq	0.021
	Subtotals					**26446**	Au opt	0.014	Ag opt	0.560	AuEq	0.023
700N Totals/Grade					Tons	**688,764**	Au opt	0.026	Ag opt	0.356	AuEq	0.032

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
800N	NP-86-7		-90	165	10	30	20	-35	16.4	0.009	0.377	0.015
					45	140	95		77.8	0.011	0.249	0.015
	NP-89-2		-90	220	30	195	165	-35	135.2	0.023	0.153	0.026
	NP-92-4	160	-45	300	50	70	20	0	14.1	0.008	0.496	0.016
					95	195	100		70.7	0.018	0.144	0.020
	NP-0504	70	-45	250	60	90	30	-35	29.5	0.015	0.149	0.018
					105	175	70		68.9	0.028	0.232	0.032
	NP-30		-90	280	100	280	180	-35	147.4	0.020	0.310	0.026
	NP-88-28	70	-70	320	175	315	140	-35	131.6	0.048	0.513	0.057
	NP-29		-90	400	225	360	135	-35	110.6	0.052	0.170	0.054

		Hole	Top	Bottom		Tons		Au		Ag		AuEq
Elevation	**6400-6500**	NP-86-7	10	30	Tons	19175	Au opt	0.009	Ag opt	0.377	AuEq	0.015
		NP-86-7	45	140	Tons	11631	Au opt	0.011	Ag opt	0.249	AuEq	0.015
	Subtotals					**30806**	Au opt	0.010	Ag opt	0.329	AuEq	0.015
Elevation	**6300-6400**	NP-86-7	10	30	Tons	5600	Au opt	0.009	Ag opt	0.377	AuEq	0.015
		NP-86-7	45	140	Tons	89717	Au opt	0.011	Ag opt	0.249	AuEq	0.015
		NP-89-2	30	195	Tons	67165	Au opt	0.022	Ag opt	0.183	AuEq	0.025
		NP-92-4	50	195								
		NP-0504	60	175								
	Subtotals				Tons	**162482**	Au opt	0.015	Ag opt	0.226	AuEq	0.019
Elevation	**6200-6300**	NP-86-7	45	140	Tons	8769	Au opt	0.011	Ag opt	0.249	AuEq	0.015
		NP-89-2	30	195	Tons	82800	Au opt	0.022	Ag opt	0.183	AuEq	0.025
		NP-92-4	50	195								
		NP-0504	60	175								
		NP-30	100	280	Tons	50146	Au opt	0.020	Ag opt	0.310	AuEq	0.026
		NP-88-28	175	315	Tons	11077	Au opt	0.048	Ag opt	0.513	AuEq	0.057
	Subtotals				Tons	**152792**	Au opt	0.023	Ag opt	0.252	AuEq	0.027
Elevation	**6100-6200**	NP-30	100	280	Tons	56069	Au opt	0.020	Ag opt	0.310	AuEq	0.026
		NP-88-28	175	315	Tons	65858	Au opt	0.048	Ag opt	0.513	AuEq	0.057
		NP-29	225	360	Tons	49154	Au opt	0.052	Ag opt	0.170	AuEq	0.054
	Subtotals				Tons	**171082**	Au opt	0.040	Ag opt	0.348	AuEq	0.046

Elevation	**6000-6100**											
	Subtotals	NP-29	225	360	Tons	**126105**	Au opt	0.052	Ag opt	0.170	AuEq	0.054
800N Totals/Grade					Tons	**643,267**	Au opt	0.031	Ag opt	0.259	AuEq	0.035

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt	
900N	NP-7		-90	53	11	20	9	-35	7.4	0.023	0.010	0.024	
	NP-86-2			155	0	15	15	-35	12.3	0.010	0.083	0.012	
					30	45	15		12.3	0.009	0.078	0.010	
					55	65	10		8.2	0.016	0.058	0.017	
	NP-12		-90	425	45	100	55	-35	45.1	0.020	0.164	0.023	
					115	125	10		8.2	0.014	0.149	0.016	
	NP-89-1		-90	175	85	125	40	-35	32.8	0.011	0.047	0.011	
	NP-87-3			53	0	30	30	-35	24.6	0.013	0.277	0.018	
	NP-25		-90	200	0	140	140	-35	114.7	0.017	0.180	0.020	
	NP-0504	70	-45	250	60	90	30	-35	29.5	0.015	0.149	0.018	
					105	175	70		68.9	0.028	0.232	0.032	
	NP-88-30		-70	200	65	155	90	-35	84.6	0.034	0.179	0.037	
	NP-22		-90	180	95	180	85	-35	69.6	0.062	0.199	0.065	
	NP-26		-90	280	105	225	120	-35	98.3	0.057	0.180	0.060	
	NP-92-1	160	-45	330	80	250	170	0	120.2	0.118	0.179	0.121	
					295	330	35		24.7	0.021	0.107	0.023	
	NP-92-6	160	-45	325	40	55	15	0	10.6	0.010	0.000	0.010	
					75	95	20		14.1	0.017	0.220	0.020	
					115	225	110		77.8	0.048	0.209	0.052	
	NP-92-2	160	-45	350	90	160	70		49.5	0.011	0.131	0.013	
					180	200	20		14.1	0.008	0.203	0.011	
					220	290	70	0	49.5	0.052	0.226	0.055	
	NP-27		-90	320	145	305	160	-35	131.1	0.020	0.240	0.024	
	NP-0512	70	-45	300	185	275	90	-35	88.6	0.036	0.168	0.038	
	NP-24		-90	400	235	400	165	-35	135.2	0.028	0.370	0.035	
	NP-0510	70	-45	440	280	405	125	-35	123.1	0.020	0.579	0.030	
	NP-21		-90	520	405	465	60	-35	49.1	0.021	0.155	0.024	
					495	520	25		20.5	0.008	0.388	0.014	
	NP-87-1		-90	766	745	755	10	-35	8.2	0.010	0.150	0.013	
Elevation	**6400-6500**		NP-7	11	20	Tons	5237	Au opt	0.023	Ag opt	0.010	AuEq	0.024
			NP-86-2	0	65	Tons	33115	Au opt	0.009	Ag opt	0.082	AuEq	0.011
			NP-12	45	100	Tons	30529	Au opt	0.020	Ag opt	0.164	AuEq	0.023
	Subtotals					Tons	**68882**	Au opt	0.015	Ag opt	0.113	AuEq	0.017

Elevation	**6300-6400**	NP-12	45	100	Tons	39202	Au opt	0.020	Ag opt	0.164	AuEq	0.023
		NP-89-1	85	125	Tons	19385	Au opt	0.011	Ag opt	0.047	AuEq	0.011
		NP-25	0	140	Tons	41354	Au opt	0.024	Ag opt	0.189	AuEq	0.027
		NP-0504	60	175								
		NP-88-30	65	155								
	Subtotals				Tons	**99941**	Au opt	0.020	Ag opt	0.152	AuEq	0.023
Elevation	**6200-6300**	NP-89-1	85	125	Tons	19385	Au opt	0.011	Ag opt	0.047	AuEq	0.011
		NP-22	95	180	Tons	38815	Au opt	0.063	Ag opt	0.179	AuEq	0.011
		NP-26	105	225								
		NP-92-1	80	330								
		NP-92-6	90	290								
		NP-0512	185	275								
		NP-25	0	140	Tons	94662	Au opt	0.024	Ag opt	0.189	AuEq	0.027
		NP-0504	60	175								
		NP-88-30	65	155								
	Subtotals				Tons	**152862**	Au opt	0.032	Ag opt	0.168	AuEq	0.035
Elevation	**6100-6200**	NP-22	95	180	Tons	36434	Au opt	0.063	Ag opt	0.179	AuEq	0.066
		NP-26	105	225								
		NP-92-1	80	330								
		NP-92-6	90	290								
		NP-0512	185	275								
		NP-92-2	90	290	Tons	53785	Au opt	0.023	Ag opt	0.336	AuEq	0.028
		NP-27	145	305								
		NP-0510	280	405								
	Subtotals				Tons	**90218**	Au opt	0.039	Ag opt	0.272	AuEq	0.043
Elevation	**6000-6100**	NP-22	95	180	Tons	10154	Au opt	0.063	Ag opt	0.179	AuEq	0.066
		NP-26	105	225								
		NP-92-1	80	330								
		NP-92-6	90	290								
		NP-0512	185	275								
		NP-92-2	90	290	Tons	66692	Au opt	0.023	Ag opt	0.336	AuEq	0.029
		NP-27	145	305								
		NP-0510	280	405								
		NP-24	235	400	Tons	64923	Au opt	0.028	Ag opt	0.370	AuEq	0.035
	Subtotals				Tons	**141769**	Au opt	0.028	Ag opt	0.340	AuEq	0.034

Elevation	**5900-6000**	NP-24	235	400	Tons	85908	Au opt	0.028	Ag opt	0.370	AuEq	0.035
		NP-21	405	465	Tons	40035	Au opt	0.021	Ag opt	0.155	AuEq	0.024
	Subtotals					**125943**	Au opt	0.026	Ag opt	0.302	AuEq	0.031
Elevation	**5800-5900**	NP-21	495	520	Tons	23654	Au opt	0.008	Ag opt	0.388	AuEq	0.014
		NP-21	405	465	Tons	58165	Au opt	0.021	Ag opt	0.155	AuEq	0.024
	Subtotals					**81818**	Au opt	0.017	Ag opt	0.222	AuEq	0.021
Elevation	**5700-5800**											
	Subtotals	NP-21	495	520	Tons	**17977**	Au opt	0.008	Ag opt	0.388	AuEq	0.014
900N Totals/Grade					Tons	**779,410**	Au opt	0.026	Ag opt	0.237	AuEq	0.030

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt	
1000N	NP-92-5	160	-45	300	105	170	65	0	46.0	0.018	0.203	0.021	
	NP-89-6		-90	240	25	85	60	-35	49.1	0.012	0.140	0.014	
					110	170	60		49.1	0.020	0.143	0.022	
	NP-0518	70	-45	200	35	120	85	-35	83.7	0.015	0.192	0.018	
	NP-28		-90	240	30	210	180	-35	147.4	0.080	0.240	0.084	
					225	240	15		12.3	0.015	0.150	0.017	
	NP-88-27		-90	260	110	135	25	-35	20.5	0.029	0.240	0.033	
					155	205	50		41.0	0.062	0.232	0.065	
	NP-92-2	160	-45	350	90	160	70	0	49.5	0.011	0.131	0.013	
					180	200	20		14.1	0.008	0.203	0.011	
	NP-0519	70	-45	300	165	235	70	-35	68.9	0.022	0.150	0.024	
	NP-92-3	160	-45	500	175	205	30	0	21.2	0.008	0.170	0.010	
					220	325	105		74.2	0.044	0.304	0.049	
	NP-0515	70	-45	400	320	385	65	-35	64.0	0.016	0.266	0.020	
Elevation	**6300-6400**		NP-92-5	105	170	Tons	21231	Au opt	0.018	Ag opt	0.203	AuEq	0.021
			NP-0518	35	120	Tons	7869	Au opt	0.015	Ag opt	0.192	AuEq	0.018
	Subtotals						**29100**	Au opt	0.017	Ag opt	0.200	AuEq	0.021
Elevation	**6200-6300**		NP-92-5	105	170	Tons	45646	Au opt	0.018	Ag opt	0.203	AuEq	0.021
			NP-0518	35	120	Tons	53828	Au opt	0.015	Ag opt	0.192	AuEq	0.018
			NP-89-6	25	85	Tons	14730	Au opt	0.012	Ag opt	0.140	AuEq	0.014
			NP-89-6	110	170	Tons	3692	Au opt	0.020	Ag opt	0.143	AuEq	0.022
			NP-28	30	210	Tons	28981	Au opt	0.080	Ag opt	0.240	AuEq	0.084
	Subtotals					Tons	**146877**	Au opt	0.029	Ag opt	0.198	AuEq	0.032
Elevation	**6100-6200**		NP-89-6	110	170	Tons	19347	Au opt	0.020	Ag opt	0.143	AuEq	0.022
			NP-28	30	210	Tons	28981	Au opt	0.080	Ag opt	0.240	AuEq	0.084
			NP-92-2	90	200	Tons	36780	Au opt	0.027	Ag opt	0.176	AuEq	0.030
			NP-88-27	110	205								
			NP-0519	165	235								
	Subtotals					Tons	**85108**	Au opt	0.044	Ag opt	0.190	AuEq	0.047
Elevation	**6000-6100**												
	Subtotals		NP-92-3	175	325	Tons	**84023**	Au opt	0.028	Ag opt	0.271	AuEq	0.032
			NP-0515	320	385								

Elevation **5900-6000**											
Subtotals	NP-92-3	175	325	Tons	**28008**	Au opt	0.028	Ag opt	0.271	AuEq	0.033
	NP-0515	320	385								
1000N Totals/Grade				Tons	**373,116**	Au opt	0.031	Ag opt	0.218	AuEq	0.035

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1100N	NP-92-5		-90	300	0	20	20	-35	16.4	0.008	0.130	0.010
	NP-89-3		-90	250	95	150	55	-35	45.1	0.042	0.173	0.045
	NP-32		-90	205	0	205	205	-35	167.9	0.019	0.210	0.022
	NP-0520	70	-45	200	40	70	30	-35	29.5	0.009	0.370	0.015
					105	180	75		73.9	0.057	0.198	0.060
	NP-33		-90	225	35	225	190	-35	155.6	0.022	0.150	0.024
	NP-44		-90	250	105	130	25	-35	20.5	0.014	0.250	0.018
					150	205	55		45.1	0.009	0.220	0.013
	NP-0517	70	-45	250	140	235	95	-35	93.6	0.012	0.228	0.016
	NP-23		-90	440	270	280	10		8.2	0.007	0.220	0.010
					300	310	10	-35	8.2	0.010	0.240	0.014

Elevation	**6300-6400**		NP-92-5	0	20	Tons	3877	Au opt	0.008	Ag opt	0.130	AuEq	0.010
			NP-89-3	X	X								
			NP-32	0	205	Tons	10523	Au opt	0.026	Ag opt	0.197	AuEq	0.029
			NP-0520	40	180								
			NP-33	35	225								
	Subtotals					Tons	**14400**	Au opt	0.021	Ag opt	0.179	AuEq	0.024
Elevation	**6200-6300**		NP-89-3	95	150	Tons	61058	Au opt	0.042	Ag opt	0.173	AuEq	0.045
			NP-32	0	205	Tons	80646	Au opt	0.026	Ag opt	0.197	AuEq	0.029
			NP-0520	40	180								
			NP-33	35	225								
			NP-44	105	205	Tons	6277	Au opt	0.011	Ag opt	0.228	AuEq	0.015
			NP-0517	140	235								
	Subtotals					Tons	**147982**	Au opt	0.032	Ag opt	0.188	AuEq	0.035
Elevation	**6100-6200**		NP-32	0	205	Tons	95000	Au opt	0.026	Ag opt	0.197	AuEq	0.029
			NP-0520	40	180								
			NP-33	35	225								
			NP-44	105	205	Tons	92000	Au opt	0.011	Ag opt	0.228	AuEq	0.015
			NP-0517	140	235								
	Subtotals					Tons	**187000**	Au opt	0.019	Ag opt	0.212	AuEq	0.022
Elevation	**6000-6100**												
	Subtotals		NP-44	105	205	Tons	**82031**	Au opt	0.011	Ag opt	0.228	AuEq	0.015
			NP-0517	140	235								
1100N Totals/Grade						Tons	**431,412**	Au opt	0.022	Ag opt	0.206	AuEq	0.025

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1200N	NP-86-8		-90	205	10	60	50	-35	41.0	0.011	0.190	0.015
					145	190	45		36.9	0.010	0.288	0.015
	NP-88-10		-90	255	10	70	60	-35	49.1	0.011	0.137	0.014
					155	180	25		20.5	0.011	0.242	0.015
	NP-89-4		-90	230	25	80	55	-35	45.1	0.015	0.217	0.019
					155	185	30		24.6	0.014	0.120	0.016
	NP-89-8		-90	230	40	85	45	-35	36.9	0.010	0.148	0.012
	NP-34		-90	245	60	120	60	-35	49.1	0.024	0.190	0.027
					135	220	85		69.6	0.011	0.230	0.015
	NP-0514	70	-45	400	275	290	15	-35	14.8	0.010	0.126	0.012
					365	400	35		34.5	0.021	0.231	0.025

Elevation	**6300-6400**											
	Subtotals	NP-86-8	10	60	Tons	**37468**	Au opt	0.012	Ag opt	0.180	AuEq	0.015
		NP-88-10	10	70								
		NP-89-4	25	80								
Elevation	**6200-6300**	NP-86-8	10	60	Tons	19523	Au opt	0.012	Ag opt	0.180	AuEq	0.015
		NP-88-10	10	70								
		NP-89-4	25	80								
		NP-89-4	155	185	Tons	7323	Au opt	0.014	Ag opt	0.120	AuEq	0.016
		NP-89-8	40	85	Tons	21005	Au opt	0.010	Ag opt	0.148	AuEq	0.012
		NP-34	60	120	Tons	17308	Au opt	0.024	Ag opt	0.190	AuEq	0.027
		NP-86-8	145	190	Tons	30939	Au opt	0.011	Ag opt	0.084	AuEq	0.013
	Subtotals				Tons	**96098**	Au opt	0.014	Ag opt	0.139	AuEq	0.016
Elevation	**6100-6200**	NP-86-8	145	190	Tons	15233	Au opt	0.010	Ag opt	0.272	AuEq	0.015
		NP-88-10	155	180								
		NP-89-4	155	185	Tons	13292	Au opt	0.014	Ag opt	0.120	AuEq	0.016
		NP-34	135	220	Tons	42692	Au opt	0.011	Ag opt	0.230	AuEq	0.015
		NP-34	60	120	Tons	38902	Au opt	0.024	Ag opt	0.190	AuEq	0.027
	Subtotals				Tons	**110120**	Au opt	0.016	Ag opt	0.208	AuEq	0.019
Elevation	**6000-6100**	NP-34	135	220	Tons	24923	Au opt	0.011	Ag opt	0.230	AuEq	0.015
		NP-0514	275	290	Tons	16622	Au opt	0.010	Ag opt	0.126	AuEq	0.012
		NP-0514	365	400	Tons	28662	Au opt	0.021	Ag opt	0.231	AuEq	0.025
	Subtotals				Tons	**70206**	Au opt	0.015	Ag opt	0.206	AuEq	0.018

Elevation **5900-6000**											
Subtotals	NP-0514	365	400	Tons	**50954**	Au opt	0.021	Ag opt	0.231	AuEq	0.025
1200N Totals/Grade				Tons	**364,845**	Au opt	0.015	Ag opt	0.190	AuEq	0.019

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1300N	NP-86-1		-90	195	100	150	50	-35	41.0	0.015	0.415	0.022
	NP-88-29		-90	210	20	190	170	-35	139.2	0.020	0.238	0.028
	NP-1	70	-70	40	26	40	14	-35	11.5	0.016	0.044	0.023
	NP-43		-90	325	55	215	160		131.1	0.012	0.330	0.017
					260	300	40		32.8	0.010	0.220	0.014
	NP-89-12		-90	350	120	170	50		41.0	0.017	0.147	0.019
					270	290	20	-35	16.4	0.010	0.037	0.010
					315	350	35	-35	28.7	0.009	0.104	0.011

Elevation	**6300-6400**	NP-86-1	100	150	Tons	65600	Au opt	0.015	Ag opt	0.415	AuEq	0.022
		NP-88-29	20	190	Tons	53615	Au opt	0.020	Ag opt	0.238	AuEq	0.028
	Subtotals					**119215**	Au opt	0.017	Ag opt	0.335	AuEq	0.023
Elevation	**6200-6300**	NP-86-1	100	150	Tons	29015	Au opt	0.015	Ag opt	0.415	AuEq	0.022
		NP-88-29	20	190	Tons	161538	Au opt	0.020	Ag opt	0.238	AuEq	0.028
		NP-43	55	215	Tons	45600	Au opt	0.012	Ag opt	0.330	AuEq	0.017
	Subtotals				Tons	**236154**	Au opt	0.018	Ag opt	0.278	AuEq	0.025
Elevation	**6100-6200**	NP-88-29	20	190	Tons	67938	Au opt	0.020	Ag opt	0.238	AuEq	0.028
		NP-43	55	215	Tons	113846	Au opt	0.012	Ag opt	0.330	AuEq	0.017
		NP-89-12	120	170	Tons	28700	Au opt	0.017	Ag opt	0.147	AuEq	0.019
	Subtotals				Tons	**210485**	Au opt	0.015	Ag opt	0.275	AuEq	0.021
Elevation	**6000-6100**	NP-43	260	300	Tons	38603	Au opt	0.010	Ag opt	0.220	AuEq	0.014
		NP-89-12	120	170	Tons	40369	Au opt	0.017	Ag opt	0.147	AuEq	0.019
	Subtotals					**78972**	Au opt	0.014	Ag opt	0.183	AuEq	0.017
Elevation	**5900-6000**	NP-89-12	270	290	Tons	17662	Au opt	0.010	Ag opt	0.037	AuEq	0.01
		NP-89-12	315	350	Tons	26492	Au opt	0.009	Ag opt	0.104	AuEq	0.011
	Subtotals					**44154**	Au opt	0.009	Ag opt	0.077	AuEq	0.011
Elevation	**5800-5900**											
	Subtotals	NP-89-12	315	350	Tons	**20973**	Au opt	0.009	Ag opt	0.104	AuEq	0.011
1300N Totals/Grade					Tons	**709,953**	Au opt	0.016	Ag opt	0.258	AuEq	0.020

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1400N	NP-89-7		-90	275	25	100	75	-35	61.4	0.011	0.352	0.017
					250	275	25		20.5	0.030	0.300	0.035
	NP-89-10		-90	320	85	95	10	-35	8.2	0.108	0.208	0.108
	NP-89-11		-90	340	80	130	50	-35	41.0	0.011	0.287	0.016
					185	240	55		45.1	0.014	0.124	0.016
					280	300	20		16.4	0.008	0.173	0.010
	NP-59		-90	325	130	185	55	-35	45.1	0.033	0.274	0.038
					200	230	30		24.6	0.010	3.750	0.073
				300	270	325	55	-35	45.1	0.015	0.078	0.016
	NP-20		-90	285	250	285	35	-35	28.7	0.010	0.186	0.014

Elevation	**6300-6400**											
	Subtotals	NP-89-7	25	100	Tons	**19365**	Au opt	0.011	Ag opt	0.352	AuEq	0.017
Elevation	**6200-6300**	NP-89-7	25	100	Tons	71318	Au opt	0.011	Ag opt	0.352	AuEq	0.017
		NP-89-10	0	120	Tons	6277	Au opt	0.027	Ag opt	0.274	AuEq	0.032
		NP-89-11	80	130								
	Subtotals				Tons	**77595**	Au opt	0.012	Ag opt	0.346	AuEq	0.018
Elevation	**6100-6200**	NP-89-7	250	275	Tons	11512	Au opt	0.030	Ag opt	0.300	AuEq	0.035
		NP-89-7	25	100	Tons	8000	Au opt	0.011	Ag opt	0.352	AuEq	0.017
		NP-89-10	0	120	Tons	15295	Au opt	0.027	Ag opt	0.274	AuEq	0.032
		NP-89-11	80	130								
		NP-89-10	X	X	Tons	2954	Au opt	0.014	Ag opt	0.124	AuEq	0.016
		NP-89-11	185	240								
		NP-59	130	185	Tons	6277	Au opt	0.033	Ag opt	0.274	AuEq	0.038
	Subtotals				Tons	**44038**	Au opt	0.025	Ag opt	0.285	AuEq	0.030
Elevation	**6000-6100**	NP-89-7	250	275	Tons	25546	Au opt	0.030	Ag opt	0.300	AuEq	0.035
		NP-89-10	X	X	Tons	14397	Au opt	0.014	Ag opt	0.124	AuEq	0.016
		NP-89-11	185	240								
		NP-89-10	X	X	Tons	3091	Au opt	0.008	Ag opt	0.173	AuEq	0.010
		NP-89-11	280	300								
		NP-59	130	185	Tons	28448	Au opt	0.033	Ag opt	0.274	AuEq	0.038
		NP-59	200	230	Tons	22708	Au opt	0.010	Ag opt	3.750	AuEq	0.073
	Subtotals				Tons	**94190**	Au opt	0.023	Ag opt	1.093	AuEq	0.041

Elevation	**5900-6000**	NP-89-10	X	X	Tons	4289	Au opt	0.008	Ag opt	0.173	AuEq	0.010
		NP-89-11	280	300								
		NP-59	300	310	Tons	46488	Au opt	0.015	Ag opt	0.078	AuEq	0.016
		NP-20	250	285	Tons	36206	Au opt	0.010	Ag opt	0.186	AuEq	0.014
	Subtotals				Tons	**86983**	Au opt	0.013	Ag opt	0.128	AuEq	0.015
Elevation	**5800-5900**											
	Subtotals	NP-20	250	285	Tons	**14350**	Au opt	0.010	Ag opt	0.186	AuEq	0.014
1400N Totals/Grade					Tons	**336,520**	Au opt	0.017	Ag opt	0.484	AuEq	0.025

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1500N	NP-89-5		-90	205	0	65	65	-35	53.2	0.012	0.123	0.012
					130	150	20		16.4	0.011	0.243	0.015
	NP-89-7		-90	275	25	100	75	-35	61.4	0.011	0.352	0.017
					250	275	25		20.5	0.030	0.300	0.035
	NP-0501	70	-45	240	40	115	75	-35	73.9	0.014	0.196	0.018
					155	185	30		29.5	0.009	0.059	0.010
	NP-88-18		-90	205	0	135	135	-35	126.9	0.017	0.281	0.022
					160	200	40	-35	37.6	0.009	0.071	0.011
	NP-60		-90	265	50	155	105	-35	86.0	0.012	0.325	0.017
					205	230	25	-35	20.5	0.011	0.134	0.013
	NP-0523	70	-45	350	180	275	95	-35	93.6	0.014	0.147	0.016
	NP-0513	70	-45	320	170	205	35	-35	34.5	0.010	0.178	0.013
					265	320	55		54.2	0.011	0.084	0.013

		Hole	From	To		Tons		Au opt		Ag opt		AuEq
Elevation	**6300-6400**											
	Subtotals	NP-89-5	0	65	Tons	**20462**	Au opt	0.012	Ag opt	0.123	AuEq	0.012
Elevation	**6200-6300**	NP-89-5	0	65	Tons	23262	Au opt	0.012	Ag opt	0.123	AuEq	0.012
		NP-89-5	130	150	Tons	7191	Au opt	0.011	Ag opt	0.243	AuEq	0.015
		NP-89-7	25	100	Tons	17948	Au opt	0.011	Ag opt	0.352	AuEq	0.017
		NP-0501	40	115	Tons	36831	Au opt	0.015	Ag opt	0.273	AuEq	0.019
		NP-88-18	0	135								
		NP-60	50	155								
	Subtotals				Tons	**85231**	Au opt	0.013	Ag opt	0.246	AuEq	0.016
Elevation	**6100-6200**	NP-89-5	130	150	Tons	3406	Au opt	0.011	Ag opt	0.243	AuEq	0.015
		NP-0501	155	185	Tons	10438	Au opt	0.009	Ag opt	0.059	AuEq	0.010
		NP-88-18	160	200	Tons	10154	Au opt	0.009	Ag opt	0.071	AuEq	0.011
		NP-0501	40	115	Tons	31985	Au opt	0.015	Ag opt	0.273	AuEq	0.019
		NP-88-18	0	135								
		NP-60	50	155								
		NP-0523	180	275	Tons	61200	Au opt	0.014	Ag opt	0.147	AuEq	0.016
		NP-0513	170	205	Tons	6431	Au opt	0.010	Ag opt	0.178	AuEq	0.013
	Subtotals				Tons	**123614**	Au opt	0.013	Ag opt	0.170	AuEq	0.016

Elevation	**6000-6100**	NP-89-7	250	275	Tons	11038	Au opt	0.030	Ag opt	0.300	AuEq	0.035
		NP-0523	180	275	Tons	28646	Au opt	0.014	Ag opt	0.147	AuEq	0.016
		NP-60	205	230	Tons	6938	Au opt	0.011	Ag opt	0.134	AuEq	0.013
		NP-0513	170	205	Tons	47769	Au opt	0.010	Ag opt	0.178	AuEq	0.013
		NP-0513	265	320	Tons	33354	Au opt	0.011	Ag opt	0.084	AuEq	0.013
	Subtotals				Tons	**127746**	Au opt	0.013	Ag opt	0.155	AuEq	0.016
Elevation	**5900-6000**											
	Subtotals	NP-0513	265	320	Tons	**56285**	Au opt	0.011	Ag opt	0.084	AuEq	0.013
1500N Totals/Grade					Tons	**413,337**	Au opt	0.013	Ag opt	0.167	AuEq	0.015

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1600N	NP-88-31		-90	450	135	185	50	-35	41.0	0.020	0.143	0.022
					220	240	20	-35	16.4	0.021	0.083	0.023
					255	295	40		32.8	0.011	0.172	0.014
	NP-53		-90	265	65	75	10	-35	8.2	0.016	0.170	0.019
					90	140	50		41.0	0.011	0.251	0.015
					180	205	25	-35	20.5	0.012	0.080	0.013
					225	265	40	-35	32.8	0.026	0.145	0.028

Elevation	**6200-6300**	NP-53	65	75	Tons	4731	Au opt	0.016	Ag opt	0.170	AuEq	0.019
		NP-53	90	140	Tons	15676	Au opt	0.021	Ag opt	0.083	AuEq	0.023
	Subtotals					**20407**	Au opt	0.020	Ag opt	0.103	AuEq	0.022
Elevation	**6100-6200**	NP-53	65	75	Tons	4731	Au opt	0.016	Ag opt	0.170	AuEq	0.019
		NP-53	90	140	Tons	47938	Au opt	0.021	Ag opt	0.083	AuEq	0.023
		NP-53	180	205	Tons	17662	Au opt	0.012	Ag opt	0.080	AuEq	0.013
		NP-53	225	265	Tons	6800	Au opt	0.026	Ag opt	0.145	AuEq	0.028
		NP-88-31	135	185	Tons	11508	Au opt	0.020	Ag opt	0.143	AuEq	0.022
	Subtotals				Tons	**88638**	Au opt	0.019	Ag opt	0.100	AuEq	0.021
Elevation	**6000-6100**	NP-53	180	205	Tons	15454	Au opt	0.012	Ag opt	0.080	AuEq	0.013
		NP-53	225	265	Tons	44911	Au opt	0.026	Ag opt	0.145	AuEq	0.028
		NP-88-31	135	185	Tons	46046	Au opt	0.020	Ag opt	0.143	AuEq	0.022
		NP-88-31	220	240	Tons	10597	Au opt	0.021	Ag opt	0.083	AuEq	0.023
	Subtotals				Tons	**117008**	Au opt	0.021	Ag opt	0.130	AuEq	0.023
Elevation	**5900-6000**	NP-88-31	135	185	Tons	8108	Au opt	0.020	Ag opt	0.143	AuEq	0.022
		NP-88-31	220	240	Tons	6055	Au opt	0.021	Ag opt	0.083	AuEq	0.023
		NP-88-31	255	295	Tons	51471	Au opt	0.011	Ag opt	0.172	AuEq	0.014
	Subtotals				Tons	**65634**	Au opt	0.013	Ag opt	0.160	AuEq	0.016
1600N Totals/Grade					Tons	**291,687**	Au opt	0.019	Ag opt	0.126	AuEq	0.021

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1700N	NP-88-9		-90	140	5	60	55	-35	45.1	0.013	0.153	0.016
					95	120	25		20.5	0.010	0.121	0.012
	NP-52		-90	225	0	120	120	-35	98.3	0.018	0.208	0.021
					155	210	55		45.1	0.016	0.409	0.023
	NP-88-26	70	-70	260	50	130	80	-35	75.2	0.013	0.170	0.016
					160	215	55		51.7	0.009	0.139	0.011
					230	245	15		14.1	0.018	0.387	0.025
	NP-45		-90	265	60	110	50	-35	41.0	0.018	0.200	0.021
					150	180	30		24.6	0.011	0.010	0.011
	NP-0521	70	-45	300	85	210	125	-35	123.1	0.016	0.247	0.020
	NP-49		-90	345	160	235	75	-35	61.4	0.011	0.199	0.014
					255	285	30		24.6	0.011	0.122	0.013
					300	310	10		8.2	0.015	0.245	0.019
	NP-3		-90	273	196	222	26	-35	21.3	0.020	0.139	0.023
	NP-0524	70	-45	350	155	290	135	-35	132.9	0.012	0.141	0.014
	NP-51		-90	350	280	350	70	-35	57.3	0.015	0.296	0.020

Elevation	**6200-6300**											
		NP-88-9	5	60	Tons	36427	Au opt	0.013	Ag opt	0.053	AuEq	0.016
		NP-52	0	120	Tons	44308	Au opt	0.018	Ag opt	0.208	AuEq	0.021
	Subtotals				Tons	**80735**	Au opt	0.016	Ag opt	0.138	AuEq	0.019
Elevation	**6100-6200**	NP-88-9	95	120	Tons	20500	Au opt	0.010	Ag opt	0.121	AuEq	0.012
		NP-52	0	120	Tons	39385	Au opt	0.018	Ag opt	0.208	AuEq	0.021
		NP-52	155	210	Tons	13292	Au opt	0.016	Ag opt	0.409	AuEq	0.023
		NP-0521	85	210	Tons	91031	Au opt	0.015	Ag opt	0.215	AuEq	0.019
		NP-88-26	50	130								
		NP-45	60	110								
	Subtotals				Tons	**164208**	Au opt	0.015	Ag opt	0.217	AuEq	0.019
Elevation	**6000-6100**	NP-49	160	235	Tons	36368	Au opt	0.011	Ag opt	0.199	AuEq	0.014
		NP-3	196	222	Tons	8684	Au opt	0.020	Ag opt	0.139	AuEq	0.023
		NP-52	155	210	Tons	142308	Au opt	0.012	Ag opt	0.186	AuEq	0.015
		NP-45	150	180								
		NP-88-26	160	245								
		NP-0524	155	290								
	Subtotals				Tons	**187359**	Au opt	0.012	Ag opt	0.187	AuEq	0.015

Elevation	**5900-6000**	NP-49	255	285	Tons	24600	Au opt	0.011	Ag opt	0.122	AuEq	0.013
		NP-49	300	310	Tons	8957	Au opt	0.015	Ag opt	0.245	AuEq	0.019
		NP-51	280	350	Tons	30031	Au opt	0.015	Ag opt	0.296	AuEq	0.020
	Subtotals				Tons	**63588**	Au opt	0.013	Ag opt	0.222	AuEq	0.017
Elevation	**5800-5900**											
	Subtotals	NP-51	280	350	Tons	**47603**	Au opt	0.018	Ag opt	0.064	AuEq	0.019
1700N Totals/Grade					Tons	**543,492**	Au opt	0.014	Ag opt	0.182	AuEq	0.017

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1800N	NP-88-17		-90	190	10	80	70	-35	57.3	0.018	0.268	0.022
					100	125	25		20.5	0.012	0.139	0.014
					145	190	45		36.9	0.016	0.735	0.028
	NP-88-24	70	-70	380	160	195	35	-35	32.9	0.013		0.013
					320	340	20		18.8	0.045	0.038	0.045
	NP-50		-90	245	55	230	175	-35	143.3	0.047	0.496	0.055
	NP-0525	70	-45	250	10	25	15	-35	14.8	0.010	0.091	0.012
					90	185	95		93.6	0.037	0.205	0.041
	NP-88-25	70	-70	270	140	245	105	-35	103.4	0.048	0.141	0.051
	NP-61		-90	305	155	225	70	-35	65.8	0.035	0.160	0.037
					240	270	30	-35	28.2	0.015	0.325	0.021
	NP-88-32	70	-70	360	240	270	30	-35	28.2	0.027	0.195	0.030
	NP-0526	70	-45	350	205	240	35	-35	34.5	0.036	0.092	0.037
					265	315	50	-35	49.2	0.027	0.173	0.030
	NP-0522	70	-45	285	265	285	20	-35	19.7	0.010	0.004	0.010

Elevation	**6200-6300**											
	Subtotals	NP-88-17	10	80	Tons	**20615**	Au opt	0.018	Ag opt	0.268	AuEq	0.022
Elevation	**6100-6200**	NP-88-17	10	80	Tons	24715	Au opt	0.018	Ag opt	0.268	AuEq	0.022
		NP-88-17	100	125	Tons	25388	Au opt	0.012	Ag opt	0.139	AuEq	0.014
		NP-88-17	145	190	Tons	19302	Au opt	0.016	Ag opt	0.735	AuEq	0.028
		NP-88-24	160	340	Tons	46662	Au opt	0.038	Ag opt	0.304	AuEq	0.043
		NP-50	55	230								
		NP-0525	10	185								
	Subtotals				Tons	**116067**	Au opt	0.025	Ag opt	0.332	AuEq	0.030
Elevation	**6000-6100**	NP-88-17	145	190	Tons	23275	Au opt	0.016	Ag opt	0.735	AuEq	0.028
		NP-88-24	160	340	Tons	46662	Au opt	0.038	Ag opt	0.304	AuEq	0.043
		NP-50	55	230								
		NP-0525	10	185								
		NP-88-25	140	245	Tons	65674	Au opt	0.036	Ag opt	0.163	AuEq	0.039
		NP-61	155	270								
		NP-0526	205	315								
	Subtotals				Tons	**135611**	Au opt	0.034	Ag opt	0.310	AuEq	0.039

Elevation	**5900-6000**	NP-88-32	240	270	Tons	40348	Au opt	0.027	Ag opt	0.195	AuEq	0.030
		NP-0522	265	285	Tons	14548	Au opt	0.010	Ag opt	0.004	AuEq	0.010
	Subtotals					**54895**	Au opt	0.022	Ag opt	0.144	AuEq	0.025
1800N Totals/Grade					Tons	**327,188**	Au opt	0.028	Ag opt	0.287	AuEq	0.032

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
1900N	NP-89-14		-90	250	80	250	170	-35	139.2	0.020	0.213	0.024
	NP-88-34	70	-70	240	135	240	105	-35	98.7	0.038	0.179	0.041
	NP-88-33	70	-70	200	25	70	45	-35	42.3	0.021	0.425	0.028
					85	160	75		70.5	0.034	0.122	0.036
	NP-88-8		-90	240	70	150	80	-35	65.5	0.078	0.343	0.084
					170	195	25		20.5	0.012	0.147	0.015
	NP-88-19		-90	310	155	255	100	-35	81.9	0.012	0.223	0.016
	NP-88-7		-90	400	290	335	45	-35	36.9	0.008	0.215	0.011
	NP-19		-90	448	420	448	28	-35	22.9	0.015	0.326	0.020

Elevation	**6100-6200**	NP-88-33	25	70	Tons	17733	Au opt	0.021	Ag opt	0.425	AuEq	0.028
		NP-88-33	85	160	Tons	55858	Au opt	0.034	Ag opt	0.122	AuEq	0.036
		NP-89-14	80	250	Tons	23538	Au opt	0.037	Ag opt	0.225	AuEq	0.040
		NP-88-8	70	195								
		NP-88-34	135	240								
	Subtotals				Tons	**97130**	Au opt	0.032	Ag opt	0.202	AuEq	0.036
Elevation	**6000-6100**	NP-89-14	80	250	Tons	65723	Au opt	0.037	Ag opt	0.225	AuEq	0.040
		NP-88-8	70	195								
		NP-88-34	135	240								
		NP-88-33	85	160	Tons	72669	Au opt	0.034	Ag opt	0.122	AuEq	0.036
		NP-88-19	155	255	Tons	22154	Au opt	0.012	Ag opt	0.223	AuEq	0.016
	Subtotals				Tons	**160546**	Au opt	0.032	Ag opt	0.178	AuEq	0.035
Elevation	**5900-6000**	NP-89-14	80	250	Tons	16246	Au opt	0.037	Ag opt	0.225	AuEq	0.040
		NP-88-8	70	195								
		NP-88-34	135	240								
		NP-88-7	290	335	Tons	16463	Au opt	0.008	Ag opt	0.215	AuEq	0.011
		NP-88-19	155	255	Tons	27323	Au opt	0.012	Ag opt	0.223	AuEq	0.016
	Subtotals				Tons	**60032**	Au opt	0.018	Ag opt	0.221	AuEq	0.021
Elevation	**5800-5900**	NP-88-7	290	335	Tons	42293	Au opt	0.008	Ag opt	0.215	AuEq	0.011
		NP-19	420	448	Tons	7398	Au opt	0.015	Ag opt	0.326	AuEq	0.020
	Subtotals					**49692**	Au opt	0.009	Ag opt	0.232	AuEq	0.012

Elevation	**5700-5800**											
	Subtotals	NP-19	420	448	Tons	**31003**	Au opt	0.015	Ag opt	0.326	AuEq	0.020
Elevation	**5700-5800**											
	Subtotals	NP-19	420	448	Tons	**12859**	Au opt	0.015	Ag opt	0.326	AuEq	0.020
1900N Totals/Grade					Tons	**411,262**	Au opt	0.025	Ag opt	0.212	AuEq	0.029

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2000N	NP-37		-90	165	5	45	40	-35	32.8	0.015	0.210	0.019
					80	135	55	-35	45.1	0.029	0.110	0.031
	NP-89-14		-90	250	80	205	125	-35	102.4	0.024	0.265	0.028
					230	250	20		16.4	0.018	0.113	0.020
	NP-0509	70	-70	300	20	50	30	-35	28.2	0.009	0.181	0.012
					130	180	50		47.0	0.017	0.184	0.020
	NP-38		-90	345	15	50	35	-35	28.7	0.008	0.220	0.012
					155	345	190		155.6	0.016	0.180	0.019
	NP-89-13		-90	300	135	280	145	-35	118.8	0.019	0.312	0.024
	NP-0516	70	-45	500	315	470	155	-35	152.6	0.021	0.198	0.024
	NP-39		-90	465	315	350	35	-35	28.7	0.012	0.050	0.013
					375	415	40		32.8	0.019	0.020	0.019
					440	465	25		20.5	0.020	0.090	0.021

Elevation	**6100-6200**	NP-37	5	45	Tons	41284	Au opt	0.015	Ag opt	0.210	AuEq	0.019
		NP-37	80	135	Tons	9588	Au opt	0.029	Ag opt	0.110	AuEq	0.031
		NP-89-14	80	205	Tons	3000	Au opt	0.024	Ag opt	0.265	AuEq	0.028
		NP-38	15	50	Tons	18196	Au opt	0.008	Ag opt	0.201	AuEq	0.012
		NP-0509	20	50								
	Subtotals				Tons	**72068**	Au opt	0.016	Ag opt	0.197	AuEq	0.019
Elevation	**6000-6100**	NP-37	80	135	Tons	14423	Au opt	0.029	Ag opt	0.110	AuEq	0.031
		NP-89-14	80	205	Tons	38665	Au opt	0.022	Ag opt	0.240	AuEq	0.025
		NP-0509	130	180								
		NP-89-13	135	280	Tons	12923	Au opt	0.019	Ag opt	0.312	AuEq	0.024
		NP-38	155	345	Tons	18954	Au opt	0.017	Ag opt	0.237	AuEq	0.021
		Np-89-13	135	280								
	Subtotals				Tons	**84965**	Au opt	0.022	Ag opt	0.228	AuEq	0.025
Elevation	**5900-6000**	NP-89-14	80	205	Tons	12923	Au opt	0.022	Ag opt	0.240	AuEq	0.025
		NP-0509	130	180								
		NP-89-14	230	250	Tons	6308	Au opt	0.018	Ag opt	0.113	AuEq	0.020
		NP-0516	315	470	Tons	92308	Au opt	0.019	Ag opt	0.223	AuEq	0.022
		NP-89-13	135	280								
		NP-38	155	345								
	Subtotals				Tons	**111538**	Au opt	0.019	Ag opt	0.219	AuEq	0.023

Elevation	**5800-5900**	NP-39	315	350	Tons	38635	Au opt	0.012	Ag opt	0.050	AuEq	0.013
		NP-39	375	415	Tons	21446	Au opt	0.019	Ag opt	0.020	AuEq	0.019
		NP-0516	315	470	Tons	133846	Au opt	0.019	Ag opt	0.223	AuEq	0.023
		NP-89-13	135	280								
		NP-38	155	345								
	Subtotals				Tons	**193927**	Au opt	0.018	Ag opt	0.166	AuEq	0.020
Elevation	**5700-5800**	NP-39	315	350	Tons	16558	Au opt	0.012	Ag opt	0.050	AuEq	0.013
		NP-39	375	415	Tons	47938	Au opt	0.019	Ag opt	0.020	AuEq	0.019
		NP-39	440	465	Tons	28779	Au opt	0.020	Ag opt	0.090	AuEq	0.021
	Subtotals				Tons	**93275**	Au opt	0.018	Ag opt	0.047	AuEq	0.019
Elevation	**5600-5700**											
	Subtotals	NP-39	440	465	Tons	**18923**	Au opt	0.020	Ag opt	0.090	AuEq	0.021
2000N Totals/Grade					Tons	**574,697**	Au opt	0.018	Ag opt	0.167	AuEq	0.021

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2100N	NP-9		-90	400	0	15	15	-35	12.3	0.008	0.237	0.012
					75	85	10	-35	8.2	0.022	0.180	0.025
	NP-4	70	-45	303	47	80	33	-35	32.5	0.015	0.081	0.017
	NP-0505	70	-45	300	0	30	30	-35	29.5	0.008	0.092	0.010
					105	130	25		24.6	0.012	0.057	0.013
					150	195	45		44.3	0.020	0.159	0.022
					280	295	15		14.8	0.046	1.353	0.068
	NP-88-35	70	-70	350	140	175	35	-35	32.9	0.059	0.520	0.067
					285	300	15	-35	14.1	0.027	0.167	0.030
	NP-89-15		-90	325	10	20	10	-35	8.2	0.010	0.130	0.012
					155	260	105		86.0	0.020	0.213	0.024
	NP-18		-90	400	15	45	30	-35	24.6	0.009	0.090	0.010
					250	365	115	-35	94.2	0.045	0.277	0.050
					375	400	25	-35	20.5	0.018	0.408	0.025

Elevation	Range	Hole	From	To		Tons		Au		Ag		AuEq
Elevation	**6200-6300**	NP-9	0	15	Tons	5298	Au opt	0.008	Ag opt	0.237	AuEq	0.012
		NP-4	47	80	Tons	9500	Au opt	0.015	Ag opt	0.081	AuEq	0.017
	Subtotals					**14798**	Au opt	0.012	Ag opt	0.137	AuEq	0.015
Elevation	**6100-6200**	NP-9	0	15	Tons	3832	Au opt	0.008	Ag opt	0.237	AuEq	0.031
		NP-9	75	85	Tons	9462	Au opt	0.022	Ag opt	0.180	AuEq	0.025
		NP-4	47	80	Tons	35250	Au opt	0.015	Ag opt	0.081	AuEq	0.017
		NP-0505	105	130	Tons	4335	Au opt	0.012	Ag opt	0.057	AuEq	0.013
		NP-89-15	10	20	Tons	6623	Au opt	0.010	Ag opt	0.130	AuEq	0.012
		NP-18	15	45	Tons	17598	Au opt	0.009	Ag opt	0.090	AuEq	0.010
	Subtotals				Tons	**77100**	Au opt	0.014	Ag opt	0.106	AuEq	0.016
Elevation	**6000-6100**	NP-0505	105	130	Tons	20815	Au opt	0.012	Ag opt	0.057	AuEq	0.013
		NP-0505	150	195	Tons	66450	Au opt	0.020	Ag opt	0.159	AuEq	0.022
		NP-89-15	155	260	Tons	54246	Au opt	0.020	Ag opt	0.213	AuEq	0.024
	Subtotals				Tons	**141512**	Au opt	0.019	Ag opt	0.165	AuEq	0.021

Elevation	**5900-6000**	NP-0505	150	195	Tons	12608	Au opt	0.020	Ag opt	0.159	AuEq	0.022
		NP-0505	280	295	Tons	17077	Au opt	0.046	Ag opt	1.353	AuEq	0.068
		NP-89-15	155	260	Tons	83169	Au opt	0.020	Ag opt	0.213	AuEq	0.024
		NP-18	250	365	Tons	49274	Au opt	0.045	Ag opt	0.277	AuEq	0.050
	Subtotals				Tons	**162128**	Au opt	0.030	Ag opt	0.348	AuEq	0.036
Elevation	**5800-5900**	NP-18	250	365	Tons	95231	Au opt	0.045	Ag opt	0.277	AuEq	0.050
		NP-18	375	400	Tons	11038	Au opt	0.018	Ag opt	0.408	AuEq	0.025
	Subtotals					**106269**	Au opt	0.042	Ag opt	0.291	AuEq	0.047
Elevation	**5700-5800**											
	Subtotals	NP-18	250	365	Tons	13462	Au opt	0.045	Ag opt	0.277	AuEq	0.050
		NP-18	375	400	Tons	23654	Au opt	0.018	Ag opt	0.408	AuEq	0.025
	Subtotals					**37115**	Au opt	0.028	Ag opt	0.360	AuEq	0.034
2100N Totals/Grade					Tons	**538,923**	Au opt	0.027	Ag opt	0.249	AuEq	0.031

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2200N	NP-89-17		-90	175	115	125	10	-35	8.2	0.017	0.045	0.017
	NP-89-16	70	-70	220	90	145	55	-35	51.7	0.021	0.170	0.024
	NP-88-20		-90	320	145	250	105	-35	86.0	0.019	0.167	0.022
					265	285	20		16.4	0.026	0.266	0.031
	NP-88-35	70	-70	350	140	175	35	-35	32.9	0.059	0.520	0.067
					285	300	15		14.1	0.027	0.167	0.030
	DNE-2		-90	740	570	640	70	-35	57.3	0.017	0.268	0.021

Elevation	**6000-6100**	NP-89-17	115	125	Tons	5362	Au opt	0.017	Ag opt	0.045	AuEq	0.0178
		NP-89-16	90	145	Tons	24428	Au opt	0.021	Ag opt	0.170	AuEq	0.024
		NP-88-35	140	175	Tons	21258	Au opt	0.059	Ag opt	0.520	AuEq	0.067
	Subtotals				Tons	**51048**	Au opt	0.036	Ag opt	0.303	AuEq	0.041
Elevation	**5900-6000**	NP-88-20	145	250	Tons	82585	Au opt	0.019	Ag opt	0.167	AuEq	0.022
		NP-89-16	90	145	Tons	2615	Au opt	0.021	Ag opt	0.170	AuEq	0.024
		NP-88-35	285	300	Tons	2928	Au opt	0.059	Ag opt	0.167	AuEq	0.030
	Subtotals				Tons	**88128**	Au opt	0.020	Ag opt	0.167	AuEq	0.022
Elevation	**5800-5900**	NP-88-20	265	285	Tons	53615	Au opt	0.026	Ag opt	0.266	AuEq	0.031
		NP-88-35	285	300	Tons	8352	Au opt	0.059	Ag opt	0.167	AuEq	0.030
	Subtotals					**61967**	Au opt	0.030	Ag opt	0.253	AuEq	0.031
2200N Totals/Grade					Tons	**201,143**	Au opt	0.028	Ag opt	0.228	AuEq	0.030

DEEP RESOURCE

Elevation	**5500-5600**											
	Subtotals	DNE-2	570	640	Tons	**66115**	Au opt	0.017	Ag opt	0.268	AuEq	0.021
Elevation	**5400-5500**											
	Subtotals	DNE-2	570	640	Tons	**66115**	Au opt	0.017	Ag opt	0.268	AuEq	0.021
2200N Totals/Grade					Tons	**132,231**	Au opt	0.017	Ag opt	0.268	AuEq	0.021

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2300N	NP-89-18	70	-60	240	190	200	10	-35	8.7	0.025	0.025	0.025
	NP-89-19		-90	240	125	155	30	-35	24.6	0.039	0.028	0.040
					165	200	35		28.7	0.011	0.126	0.014
	NP-88-6		-90	300	130	140	10	-35	8.2	0.019	0.079	0.020
					180	255	75		61.4	0.022	0.130	0.025

Elevation	**6000-6100**	NP-89-19	125	155	Tons	14949	Au opt	0.039	Ag opt	0.028	AuEq	0.040
		NP-88-6	130	140	Tons	4857	Au opt	0.019	Ag opt	0.079	AuEq	0.020
	Subtotals				Tons	**19806**	Au opt	0.034	Ag opt	0.041	AuEq	0.035
Elevation	**5900-6000**	NP-89-19	125	155	Tons	16999	Au opt	0.039	Ag opt	0.028	AuEq	0.040
		NP-89-18	190	200	Tons	3785	Au opt	0.025	Ag opt	0.025	AuEq	0.025
		NP-88-6	130	140	Tons	4015	Au opt	0.019	Ag opt	0.079	AuEq	0.020
		NP-88-6	180	255	Tons	65178	Au opt	0.022	Ag opt	0.130	AuEq	0.025
	Subtotals				Tons	**89978**	Au opt	0.025	Ag opt	0.104	AuEq	0.028
Elevation	**5800-5900**											
	Subtotals	NP-88-6	180	255	Tons	**45814**	Au opt	0.022	Ag opt	0.130	AuEq	0.025
2300N Totals/Grade					Tons	**155,598**	Au opt	0.025	Ag opt	0.104	AuEq	0.028

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2400N	NP-46		-90	265	145	250	105	-35	86.0	0.014	0.300	0.019

Calculations:

Elevation **6000-6100** Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

Subtotals	NP-46	145	250	Tons	**71446**	Au opt	0.014	Ag opt	0.300	AuEq	0.019

Elevation **5900-6000**

Subtotals	NP-46	145	250	Tons	**76953**	Au opt	0.014	Ag opt	0.300	AuEq	0.019

Elevation **5800-5900**

Subtotals	NP-46	145	250	Tons	**26385**	Au opt	0.014	Ag opt	0.300	AuEq	0.019

2400N Totals/Grade	Tons	**174,784**	Au opt	0.014	Ag opt	0.300	AuEq 0.019

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2500N	NP-17		-90	265	165	200	35	-35	28.7	0.016		0.016
					245	265	20		16.4	0.010	0.070	0.011
	NP-56		-90	485	315	340	25	-35	20.5	0.020	0.046	0.021
					425	445	20		16.4	0.025	0.148	0.027

Elevation	**6000-6100**											
	Subtotals	NP-17	165	200	Tons	**33115**	Au opt	0.016	Ag opt		AuEq	0.016
Elevation	**5900-6000**	NP-17	165	200	Tons	15454	Au opt	0.016	Ag opt		AuEq	0.016
		NP-17	245	265	Tons	14382	Au opt	0.010	Ag opt	0.070	AuEq	0.011
	Subtotals				Tons	**29835**	Au opt	0.013	Ag opt	0.034	AuEq	0.014
Elevation	**5800-5900**	NP-17	245	265	Tons	3911	Au opt	0.010	Ag opt	0.070	AuEq	0.011
		NP-56	315	340	Tons	14192	Au opt	0.020	Ag opt	0.046	AuEq	0.021
	Subtotals					**18103**	Au opt	0.018	Ag opt	0.051	AuEq	0.019
Elevation	**5700-5800**	NP-56	315	340	Tons	20500	Au opt	0.020	Ag opt	0.046	AuEq	0.021
		NP-56	425	445	Tons	8831	Au opt	0.025	Ag opt	0.148	AuEq	0.027
	Subtotals					**29331**	Au opt	0.022	Ag opt	0.077	AuEq	0.023
Elevation	**5700-5800**											
	Subtotals	NP-56	425	445	Tons	**9462**	Au opt	0.025	Ag opt	0.148	AuEq	0.027
2500N Totals/Grade					Tons	**119,846**	Au opt	0.018	Ag opt	0.047	AuEq	0.018

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2600N	NP-16		-90	520			0	-35	0.0			
	NP-89-20		-90				0	-35	0.0			
	NP-92-7		-90	400	155	240	85	-35	69.6	0.018	0.064	0.019
					305	320	15		12.3	0.025	0.560	0.035
	DNE-1		-90	975	775	790	15	-35	12.3	0.009	0.061	0.010
					830	945	115		94.2	0.015	0.151	0.018

Elevation	**6100-6200**											
	Subtotals	NP-92-7	155	240	Tons	**11200**	Au opt	0.018	Ag opt	0.064	AuEq	0.019
Elevation	**6000-6100**											
	Subtotals	NP-92-7	155	240	Tons	**69108**	Au opt	0.018	Ag opt	0.064	AuEq	0.019
Elevation	**5900-6000**	NP-92-7	155	240	Tons	69923	Au opt	0.018	Ag opt	0.064	AuEq	0.019
		NP-92-7	305	320	Tons	4163	Au opt	0.025	Ag opt	0.560	AuEq	0.035
	Subtotals				Tons	**74086**	Au opt	0.018	Ag opt	0.092	AuEq	0.020
Elevation	**5800-5900**	NP-92-7	155	240	Tons	10385	Au opt	0.018	Ag opt	0.064	AuEq	0.019
		NP-92-7	305	320	Tons	10029	Au opt	0.025	Ag opt	0.560	AuEq	0.035
	Subtotals				Tons	**20414**	Au opt	0.021	Ag opt	0.308	AuEq	0.027
2600N Totals/Grade					Tons	**174,808**	Au opt	0.019	Ag opt	0.104	AuEq	0.020

DEEP RESOURCE

Elevation	**5200-5300**	DNE-1	775	790	Tons	40615	Au opt	0.009	Ag opt	0.061	AuEq	0.010
		DNE-1	830	945	Tons	14192	Au opt	0.015	Ag opt	0.151	AuEq	0.018
	Subtotals				Tons	**54808**	Au opt	0.011	Ag opt	0.084	AuEq	0.012
Elevation	**5100-5200**											
	Subtotals	DNE-1	830	945	Tons	**139846**	Au opt	0.015	Ag opt	0.151	AuEq	0.018
Elevation	**5000-5100**											
	Subtotals	DNE-1	830	945	Tons	**70154**	Au opt	0.015	Ag opt	0.151	AuEq	0.018
2600N Totals/Grade					Tons	**264,808**	Au opt	0.014	Ag opt	0.137	AuEq	0.017

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
2900N	NP-88-23		-90	350			0	-35	0.0			
	NP-89-24		-90	380	160	195	35	-35	28.7	0.013		0.013
					320	340	20		16.4	0.045	0.038	0.045
	NP-89-25		-90	440	215	225	10	-35	8.2	0.017	0.055	0.017
					385	405	20		16.4	0.049	0.100	0.050

Elevation **6000-6100** Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

	Subtotals	NP-89-24	160	195	Tons	**22960**	Au opt	0.013	Ag opt		AuEq	0.013
Elevation 5900-6000		NP-89-24	160	195	Tons	12363	Au opt	0.013	Ag opt		AuEq	0.013
		NP-89-25	215	225	Tons	8263	Au opt	0.017	Ag opt	0.055	AuEq	0.017
	Subtotals				Tons	**20626**	Au opt	0.015	Ag opt	0.022	AuEq	0.015
Elevation 5800-5900		NP-89-24	320	340	Tons	17031	Au opt	0.045	Ag opt	0.038	AuEq	0.045
		NP-89-25	385	405	Tons	5046	Au opt	0.049	Ag opt	0.100	AuEq	0.050
	Subtotals				Tons	**22077**	Au opt	0.046	Ag opt	0.052	AuEq	0.046
Elevation 5700-5800												
	Subtotals	NP-89-25	385	405	Tons	**12077**	Au opt	0.049	Ag opt	0.100	AuEq	0.050
2900N Totals/Grade					Tons	**77,740**	Au opt	0.028	Ag opt	0.036	AuEq	0.029

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
3000N	NP-0527	70	-45	400	295	315	20	-35	19.7	0.009	0.151	0.011
	NP-57		-90	385	300	335	35	-35	28.7	0.034	0.206	0.037
	NP-58		-90	365	355	365	10	-35	8.2	0.014	1.730	0.043

Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

Elevation	**5900-6000**											
	Subtotals	NP-0527	295	315	Tons	**25307**	Au opt	0.009	Ag opt	0.151	AuEq	0.0112
Elevation	**5800-5900**	NP-57	300	335	Tons	32674	Au opt	0.034	Ag opt	0.206	AuEq	0.0369
		NP-58	355	365	Tons	4542	Au opt	0.014	Ag opt	1.730	AuEq	0.043
	Subtotals					**37215**	Au opt	0.032	Ag opt	0.392	AuEq	0.038
Elevation	**5700-5800**											
	Subtotals	NP-58	355	365	Tons	**4100**	Au opt	0.014	Ag opt	1.730	AuEq	0.043
3000N Totals/Grade						**66,622**	Au opt	0.022	Ag opt	0.383	AuEq	0.028

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
3100N	NP-89-23		-90	320	60	75	15	-35	12.3	0.009	0.063	0.010
					225	245	20		16.4	0.032	0.365	0.038
	NP-89-26		-90	350	280	305	25	-35	20.5	0.039	0.096	0.040

Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

Elevation	**6100-6200**											
	Subtotals	NP-89-23	60	75	Tons	**6150**	Au opt	0.009	Ag opt	0.063	AuEq	0.0101
Elevation	**6000-6100**											
	Subtotals	NP-89-23	60	75	Tons	**7569**	Au opt	0.009	Ag opt	0.063	AuEq	0.0101
Elevation	**5900-6000**											
	Subtotals	NP-89-23	225	245	Tons	**9908**	Au opt	0.032	Ag opt	0.365	AuEq	0.038
Elevation	**5800-5900**	NP-89-23	225	245	Tons	3385	Au opt	0.032	Ag opt	0.365	AuEq	0.038
		NP-89-26	280	305	Tons	28542	Au opt	0.039	Ag opt	0.096	AuEq	0.040
	Subtotals					**31927**	Au opt	0.038	Ag opt	0.125	AuEq	0.040
Elevation	**5700-5800**											
	Subtotals	NP-89-26	280	305	Tons	**7727**	Au opt	0.039	Ag opt	0.096	AuEq	0.040
3100N Totals/Grade						**63,281**	Au opt	0.031	Ag opt	0.145	AuEq	0.033

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
3200N	NP-0528	70	-45	440	310	355	45	-35	44.3	0.061	0.140	0.064
					380	390	10		9.8	0.013	0.032	0.014
	NP-89-22		-90	455	200	345	145	-35	118.8	0.042	0.090	0.044
	NP-89-27		-90	350	210	300	90	-35	73.7	0.033	0.057	0.034

Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

Elevation	**5900-6000**	NP-89-22	200	345	Tons	64615	Au opt	0.042	Ag opt	0.090	AuEq	0.044
		NP-89-22	200	345	Tons	10985	Au opt	0.047	Ag opt	0.103	AuEq	0.049
		NP-0528	310	355								
	Subtotals				Tons	**75600**	Au opt	0.043	Ag opt	0.092	AuEq	0.045
Elevation	**5800-5900**	NP-89-22	200	345	Tons	15200	Au opt	0.042	Ag opt	0.090	AuEq	0.044
		NP-89-22	200	345	Tons	12800	Au opt	0.047	Ag opt	0.103	AuEq	0.049
		NP-0528	310	355								
		NP-O528	310	355	Tons	11692	Au opt	0.061	Ag opt	0.140	AuEq	0.064
		NP-89-27	210	300	Tons	89496	Au opt	0.033	Ag opt	0.057	AuEq	0.034
	Subtotals				Tons	**129188**	Au opt	0.038	Ag opt	0.073	AuEq	0.039
Elevation	**5700-5800**											
	Subtotals	NP-89-27	210	300	Tons	**15385**	Au opt	0.033	Ag opt	0.057	AuEq	0.034
3200N Totals/Grade						**220,173**	Au opt	0.039	Ag opt	0.078	AuEq	0.041

3300N TONNAGE & GRADE

CROSS SECTION	Elevation		3400N	**3300N**	3200N
	6200	Tonnage	**13,250**	**3,313**	0
		Au opt	0.027	0.027	
		Ag opt	0.087	0.087	
		EqAu opt	0.029	0.029	
	6100	Tonnage	**77,658**	**38,829**	0
		Au opt	0.027	0.027	
		Ag opt	0.087	0.087	
		EqAu opt	0.029	0.029	
	6000	Tonnage	**95,491**	**85,546**	**75,600**
		Au opt	0.036	0.039	0.043
		Ag opt	0.070	0.080	0.092
		EqAu opt	0.038	0.041	0.045
	5900	Tonnage	**79,176**	**104,182**	**129,188**
		Au opt	0.031	0.035	0.038
		Ag opt	0.047	0.063	0.073
		EqAu opt	0.032	0.037	0.039
	5800	Tonnage	**40,290**	**23,991**	**15,385**
		Au opt	0.036	0.035	0.033
		Ag opt	0.043	0.047	0.057
		EqAu opt	0.036	0.035	0.034

TOTAL TONNAGE/GRADE		
	Tonnage	**255,861**
	Au opt	0.035
	Ag opt	0.071
	EqAu opt	0.037

Cross Section 3300N represents an interpolated tonnage of CS 32 & 34 with a weighted average grade based on tonnage.
There were no drill hole intercepts for the section.

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
3400N	NP-89-28		-90	335	215	250	35	-35	28.7	0.028	0.026	0.028
					280	315	35		28.7	0.043	0.060	0.044
	NP-89-29		-90	300	160	250	90	-35	73.7	0.020	0.057	0.021
	NP-89-30		-90	220	140	160	20	-35	16.4	0.094	0.075	0.095
	NP-0503	70	-45	200	110	185	75	-35	73.9	0.027	0.087	0.029

Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

Elevation	**6100-6200**											
	Subtotals	NP-0503	110	185	Tons	**13250**	Au opt	0.027	Ag opt	0.087	AuEq	0.029
Elevation	**6000-6100**											
	Subtotals	NP-0503	110	185	Tons	**77658**	Au opt	0.027	Ag opt	0.087	AuEq	0.029
Elevation	**5900-6000**	NP-0503	110	185	Tons	31154	Au opt	0.027	Ag opt	0.087	AuEq	0.029
		NP-89-30	140	160	Tons	7885	Au opt	0.094	Ag opt	0.075	AuEq	0.095
		NP-89-30	140	160	Tons	56453	Au opt	0.033	Ag opt	0.060	AuEq	0.034
		NP-89-29	160	250								
	Subtotals				Tons	**95491**	Au opt	0.036	Ag opt	0.070	AuEq	0.038
Elevation	**5800-5900**	NP-89-29	160	250	Tons	23101	Au opt	0.020	Ag opt	0.057	AuEq	0.021
		NP-89-28	215	250	Tons	56075	Au opt	0.036	Ag opt	0.043	AuEq	0.036
			280	315								
	Subtotals				Tons	**79176**	Au opt	0.031	Ag opt	0.047	AuEq	0.032
Elevation	**5700-5800**											
	Subtotals	NP-89-28	215	250	Tons	**40290**	Au opt	0.036	Ag opt	0.043	AuEq	0.036
			280	315								
3400N Totals/Grade						**305,865**	Au opt	0.032	Ag opt	0.066	AuEq	0.033

CROSS SECTION	DRILL HOLE	BEARING	INCLINE	TOTAL DEPTH	INTERCEPTS TOP	INTERCEPTS BOTTOM	MEASURED THICKNESS	APPARENT DIP	TRUE THICKNESS	Au opt	Ag opt	AuEq opt
3500N	NP-0502	70	-45	280	70	125	55	-35	54.2	0.015	0.05	0.016
					170	180	10		9.8	0.014	0.22	0.017
					265	275	10		9.8	0.014	0.00	0.014
	NP-15		-90	280	190	280	90	-35	73.7	0.024	0.12	0.026
	NP-47		-90	405	40	75	35	-35	28.7	0.015	0.04	0.015
					275	320	45		36.9	0.012	0.04	0.013
					355	370	15		12.3	0.019	0.11	0.021
	NP-48		-90	245	140	165	25	-35	20.5	0.040	0.02	0.040

Length x Thickness x Distance between Cross Sections / 13 cubic feet per ton

Elevation	**6000-6100**	Equal	NP-0502	70	125	Tons	51015	Au opt	0.015	Ag opt	0.0492	AuEq	0.0157
		Influence	NP-47	40	75								
			NP-48	140	165	Tons	13010	Au opt	0.040	Ag opt	0.0216	AuEq	0.0402
	Subtotals					Tons	**64025**	Au opt	0.020	Ag opt	0.044	AuEq	0.021
Elevation	**5900-6000**	Equal	NP-0502	70	125	Tons	37464	Au opt	0.015	Ag opt	0.0492	AuEq	0.0157
		Influence	NP-47	40	75								
			NP-0502	170	180	Tons	9423	Au opt	0.014	Ag opt	0.2160	AuEq	0.0170
			NP-48	140	165	Tons	55614	Au opt	0.0275	Ag opt	0.0963	AuEq	0.0290
			NP-15	190	280								
	Subtotals					Tons	**102502**	Au opt	0.022	Ag opt	0.090	AuEq	0.023
Elevation	**5800-5900**												
	Subtotals		NP-48	140	165	Tons	**43050**	Au opt	0.0220	Ag opt	0.0334	AuEq	0.0225
			NP-47	275	320								
Elevation	**5700-5800**		NP-47	275	320	Tons	38319	Au opt	0.0120	Ag opt	0.0400	AuEq	0.0127
			NP-47	355	370	Tons	7096	Au opt	0.0190	Ag opt	0.1100	AuEq	0.0212
	Subtotals					Tons	**45415**		0.013		0.051		0.014
3500N Totals/Grade							**254,992**	Au opt	0.020	Ag opt	0.062	AuEq	0.021

APPENDIX IV

LONGITUDINAL CROSS SECTION SUMMARY OF RESOURCE

NEW PASS RESOURCE TONNAGE & GRADE

Elevation	**Northerly**	3600	3500	3400	3300	3200	3100
6500	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6400	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6300	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6200	Tonnage			**13,250**	**6,625**	**1,538**	**6,150**
	Au opt			0.027	0.027	0.009	0.009
	Ag opt			0.087	0.087	0.063	0.063
	EqAu opt			0.029	0.029	0.010	0.010
6100	Tonnage	**32,013**	**64,025**	**77,658**	**38,829**	**1,892**	**7,569**
	Au opt	0.020	0.020	0.027	0.027	0.009	0.009
	Ag opt	0.044	0.044	0.087	0.087	0.063	0.063
	EqAu opt	0.021	0.021	0.029	0.029	0.010	0.010
6000	Tonnage	**51,251**	**102,502**	**95,491**	**85,546**	**75,600**	**9,908**
	Au opt	0.022	0.022	0.036	0.039	0.043	0.032
	Ag opt	0.090	0.090	0.070	0.080	0.092	0.365
	EqAu opt	0.023	0.023	0.038	0.041	0.045	0.038
5900	Tonnage	**21,525**	**43,050**	**79,176**	**104,182**	**129,188**	**31,927**
	Au opt	0.022	0.022	0.031	0.035	0.038	0.038
	Ag opt	0.033	0.033	0.047	0.063	0.073	0.125
	EqAu opt	0.023	0.023	0.032	0.037	0.039	0.040
5800	Tonnage	**22,708**	**45,415**	**40,290**	**27,838**	**15,385**	**7,727**
	Au opt	0.013	0.013	0.036	0.035	0.033	0.039
	Ag opt	0.051	0.051	0.043	0.047	0.057	0.096
	EqAu opt	0.014	0.014	0.036	0.035	0.034	0.040
5700	Tonnage						
	Au opt						
	Ag opt		****	No drill hole data - resource calculated from adjacent sections			
	EqAu opt		XX	Deep resource			
		****			****		
TOTALS	Tonnage	**127,496**	**254,992**	**305,865**	**263,019**	**223,603**	**63,281**
	Au opt	0.020	0.020	0.032	0.035	0.039	0.031
	Ag opt	0.062	0.062	0.066	0.071	0.078	0.146
	EqAu opt	0.021	0.021	0.033	0.036	0.040	0.033

Elevation	Northerly	3000	2900	2800	2700	2600	2500
6500	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6400	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6300	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6200	Tonnage					**11,200**	
	Au opt					0.018	
	Ag opt					0.064	
	EqAu opt					0.019	
6100	Tonnage	**7,632**	**22,960**	**5,740**	**34,554**	**69,108**	**33,115**
	Au opt	0.01	0.013	0.013	0.018	0.018	0.016
	Ag opt	0.02			0.064	0.064	
	EqAu opt	0.01	0.013	0.013	0.019	0.019	0.016
6000	Tonnage	**25,307**	**20,626**	**5,157**	**37,043**	**74,086**	**29,835**
	Au opt	0.009	0.015	0.015	0.018	0.018	0.013
	Ag opt	0.151	0.022	0.022	0.092	0.092	0.034
	EqAu opt	0.011	0.015	0.015	0.020	0.020	0.014
5900	Tonnage	**37,215**	**22,077**	**5,519**	**5,104**	**20,414**	**18,103**
	Au opt	0.032	0.046	0.046	0.021	0.021	0.018
	Ag opt	0.392	0.052	0.052	0.308	0.308	0.051
	EqAu opt	0.038	0.046	0.046	0.027	0.027	0.019
5800	Tonnage	**4,100**	**12,077**	**3,019**		**14,666**	**29,331**
	Au opt	0.014	0.049	0.049		0.02	0.022
	Ag opt	1.730	0.100	0.100		0.08	0.077
	EqAu opt	0.043	0.050	0.050		0.02	0.023
5700	Tonnage					**2,366**	**9,462**
	Au opt					0.03	0.025
	Ag opt					0.15	0.148
	EqAu opt					0.03	0.027
				****	****	xx	
TOTALS	Tonnage	**74,254**	**77,740**	**19,435**	**76,701**	**191,839**	**119,846**
	Au opt	0.021	0.028	0.028	0.018	0.019	0.018
	Ag opt	0.345	0.036	0.036	0.094	0.103	0.047
	EqAu opt	0.027	0.029	0.029	0.020	0.020	0.019

Elevation	Northerly	2400	2300	2200	2100	2000	1900
6500	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6400	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6300	Tonnage				**14,798**		
	Au opt				0.012		
	Ag opt				0.137		
	EqAu opt				0.015		
6200	Tonnage				**77,100**	**72,068**	**97,130**
	Au opt				0.014	0.016	0.032
	Ag opt				0.106	0.197	0.202
	EqAu opt				0.016	0.019	0.036
6100	Tonnage	**71,446**	**19,806**	**51,048**	**141,512**	**84,965**	**160,546**
	Au opt	0.014	0.034	0.036	0.019	0.022	0.032
	Ag opt	0.300	0.041	0.303	0.165	0.228	0.178
	EqAu opt	0.019	0.035	0.041	0.021	0.025	0.035
6000	Tonnage	**76,953**	**89,978**	**88,128**	**162,128**	**111,538**	**60,032**
	Au opt	0.014	0.025	0.02	0.030	0.019	0.018
	Ag opt	0.300	0.104	0.167	0.348	0.219	0.221
	EqAu opt	0.019	0.028	0.022	0.036	0.023	0.021
5900	Tonnage	**26,385**	**45,814**	**61,967**	**106,269**	**193,925**	**49,692**
	Au opt	0.014	0.022	0.03	0.042	0.018	0.009
	Ag opt	0.300	0.13	0.253	0.291	0.166	0.232
	EqAu opt	0.019	0.025	0.031	0.047	0.020	0.012
5800	Tonnage	**14,666**		**18,558**	**37,115**	**93,275**	**31,003**
	Au opt	0.02		0.03	0.028	0.018	0.015
	Ag opt	0.08		0.36	0.360	0.047	0.326
	EqAu opt	0.02		0.03	0.034	0.019	0.02
5700	Tonnage	**2,366**			**4,731**	**18,923**	**12,859**
	Au opt	0.03			0.02	0.020	0.015
	Ag opt	0.15			0.09	0.090	0.326
	EqAu opt	0.03			0.02	0.021	0.02
				xx			
TOTALS	Tonnage	**191,815**	**155,598**	**219,701**	**543,653**	**574,694**	**411,262**
	Au opt	0.015	0.025	0.027	0.026	0.019	0.025
	Ag opt	0.281	0.104	0.239	0.248	0.168	0.212
	EqAu opt	0.019	0.027	0.031	0.031	0.021	0.029

Elevation	Northerly	1800	1700	1600	1500	1400	1300
6500	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
6400	Tonnage				**20,462**	**19,365**	**119,215**
	Au opt				0.012	0.011	0.017
	Ag opt				0.123	0.352	0.335
	EqAu opt				0.012	0.017	0.023
6300	Tonnage	**20,615**	**80,735**	**20,407**	**85,231**	**77,595**	**236,154**
	Au opt	0.018	0.016	0.020	0.013	0.012	0.018
	Ag opt	0.268	0.138	0.103	0.246	0.346	0.278
	EqAu opt	0.022	0.019	0.022	0.016	0.018	0.025
6200	Tonnage	**116,067**	**164,208**	**88,638**	**123,614**	**44,038**	**210,485**
	Au opt	0.025	0.015	0.019	0.013	0.025	0.015
	Ag opt	0.332	0.217	0.10	0.170	0.285	0.275
	EqAu opt	0.030	0.019	0.021	0.016	0.030	0.021
6100	Tonnage	**135,611**	**187,359**	**117,008**	**127,746**	**94,190**	**78,972**
	Au opt	0.024	0.012	0.021	0.013	0.023	0.014
	Ag opt	0.207	0.187	0.130	0.155	1.093	0.183
	EqAu opt	0.027	0.015	0.023	0.016	0.041	0.017
6000	Tonnage	**54,895**	**63,588**	**65,634**	**56,285**	**86,983**	**44,154**
	Au opt	0.022	0.013	0.019	0.011	0.013	0.009
	Ag opt	0.144	0.222	0.126	0.084	0.128	0.077
	EqAu opt	0.025	0.017	0.021	0.013	0.015	0.011
5900	Tonnage	**48,648**	**47,603**	**25,595**	**3,588**	**14,350**	**20,973**
	Au opt	0.01	0.018	0.02	0.010	0.010	0.009
	Ag opt	0.15	0.064	0.07	0.186	0.186	0.104
	EqAu opt	0.02	0.019	0.02	0.014	0.014	0.011
5800	Tonnage	**15,502**					
	Au opt	0.02					
	Ag opt	0.33					
	EqAu opt	0.02					
5700	Tonnage	**3,215**		**-**			
	Au opt	0.02					
	Ag opt	0.33					
	EqAu opt	0.02					
TOTALS	Tonnage	**394,552**	**543,493**	**317,282**	**416,926**	**336,521**	**709,953**
	Au opt	0.022	0.014	0.020	0.013	0.017	0.016
	Ag opt	0.237	0.182	0.114	0.167	0.484	0.258
	EqAu opt	0.026	0.017	0.022	0.015	0.025	0.020

Elevation	Northerly	1200	1100	1000	900	800	700
6500	Tonnage				**68,882**	**30,806**	**27,892**
	Au opt				0.015	0.010	0.01
	Ag opt				0.113	0.329	0.25
	EqAu opt				0.017	0.015	0.01
6400	Tonnage	**37,468**	**14,400**	**29,100**	**99,941**	**162,482**	**105,730**
	Au opt	0.012	0.021	0.017	0.020	0.015	0.024
	Ag opt	0.180	0.179	0.200	0.152	0.226	0.336
	EqAu opt	0.015	0.024	0.021	0.023	0.019	0.029
6300	Tonnage	**96,098**	**147,982**	**146,877**	**152,862**	**152,792**	**127,769**
	Au opt	0.015	0.032	0.029	0.032	0.023	0.022
	Ag opt	0.139	0.188	0.198	0.168	0.252	0.510
	EqAu opt	0.016	0.035	0.032	0.035	0.027	0.030
6200	Tonnage	**110,120**	**187,000**	**85,108**	**90,218**	**171,082**	**133,726**
	Au opt	0.016	0.019	0.044	0.039	0.040	0.016
	Ag opt	0.208	0.212	0.190	0.272	0.348	0.494
	EqAu opt	0.019	0.022	0.047	0.043	0.046	0.024
6100	Tonnage	**70,206**	**82,031**	**84,023**	**141,769**	**126,105**	**160,351**
	Au opt	0.015	0.011	0.028	0.028	0.052	0.036
	Ag opt	0.206	0.228	0.271	0.340	0.170	0.221
	EqAu opt	0.018	0.015	0.032	0.034	0.054	0.040
6000	Tonnage	**50,954**	**39,481**	**28,008**	**125,943**	**130,343**	**134,742**
	Au opt	0.021	0.02	0.028	0.026	0.03	0.033
	Ag opt	0.231	0.25	0.271	0.302	0.25	0.210
	EqAu opt	0.025	0.03	0.032	0.031	0.03	0.036
5900	Tonnage	**5,243**		**40,909**	**81,818**	**54,132**	**26,446**
	Au opt	0.009		0.02	0.017	0.02	0.014
	Ag opt	0.104		0.22	0.222	0.30	0.560
	EqAu opt	0.011		0.02	0.021	0.02	0.023
5800	Tonnage			**4,494**	**17,977**	**4,494**	
	Au opt			0.008	0.008	0.008	
	Ag opt			0.388	0.388	0.388	
	EqAu opt			0.014	0.014	0.014	
5700	Tonnage						
	Au opt						
	Ag opt						
	EqAu opt						
TOTALS	Tonnage	**370,089**	**470,894**	**418,519**	**779,410**	**832,236**	**716,656**
	Au opt	0.016	0.022	0.030	0.026	0.029	0.026
	Ag opt	0.189	0.209	0.220	0.237	0.262	0.352
	EqAu opt	0.019	0.026	0.033	0.030	0.034	0.032

Elevation	Northerly	600	500	400	
6500	Tonnage	**24,978**	**5,077**		
	Au opt	0.012	0.010		
	Ag opt	0.142	0.439		
	EqAu opt	0.015	0.017		
6400	Tonnage	**77,519**	**45,785**	**8,995**	
	Au opt	0.013	0.010	0.011	
	Ag opt	0.257	0.439	0.403	
	EqAu opt	0.017	0.017	0.017	
6300	Tonnage	**90,568**	**51,542**	**84,153**	
	Au opt	0.025	0.011	0.013	
	Ag opt	0.588	0.513	0.292	
	EqAu opt	0.035	0.019	0.018	
6200	Tonnage	**102,185**	**84,272**	**44,138**	
	Au opt	0.020	0.020	0.018	
	Ag opt	0.548	0.282	0.259	
	EqAu opt	0.029	0.024	0.022	
6100	Tonnage	**90,277**	**112,380**	**33,350**	
	Au opt	0.014	0.021	0.029	
	Ag opt	0.259	0.102	0.090	
	EqAu opt	0.018	0.036	0.030	
6000	Tonnage	**129,477**	**44,249**	**52,477**	
	Au opt	0.022	0.011	0.016	
	Ag opt	0.317	0.117	0.053	
	EqAu opt	0.027	0.013	0.017	
5900	Tonnage	**79,631**	**41,569**	**7,015**	
	Au opt	0.040	0.04	0.016	
	Ag opt	0.367	0.34	0.053	
	EqAu opt	0.046	0.04	0.017	
5800	Tonnage				
	Au opt				
	Ag opt				
	EqAu opt				
5700	Tonnage				
	Au opt				
	Ag opt				
	EqAu opt				
TOTALS	Tonnage	**594,635**	**384,874**	**230,128**	**11,410,961**
	Au opt	0.022	0.019	0.017	0.0226
	Ag opt	0.381	0.269	0.199	0.2214
	EqAu opt	0.028	0.023	0.020	0.0262

NEW PASS DEEP RESOURCE TONNAGE & GRADE

Elevation	Northerly	2700	2600	2500	2400	2300	2200	2100	
5600	Tonnage					33,058	**66,115**	33,058	
	Au opt					0.017	0.017	0.017	
	Ag opt					0.268	0.268	0.268	
	EqAu opt					0.021	0.021	0.021	
5500	Tonnage					33,058	**66,115**	33,058	
	Au opt					0.017	0.017	0.017	
	Ag opt					0.268	0.268	0.268	
	EqAu opt					0.021	0.021	0.021	
5400	Tonnage								
	Au opt								
	Ag opt								
	EqAu opt								
5300	Tonnage	27,404	**54,808**	27,404					
	Au opt	0.011	0.011	0.011					
	Ag opt	0.084	0.084	0.084					
	EqAu opt	0.012	0.012	0.012					
5200	Tonnage	69,923	**139,846**	69,923					
	Au opt	0.015	0.015	0.015					
	Ag opt	0.151	0.151	0.151					
	EqAu opt	0.018	0.018	0.018					
5100	Tonnage	35,077	**70,154**	35,077					
	Au opt	0.015	0.015	0.015					
	Ag opt	0.151	0.151	0.151					
	EqAu opt	0.018	0.018	0.018					
TOTALS	Tonnage	132,404	**264,808**	132,404		66,115	**132,230**	66,115	**794,076**
	Au opt	0.014	0.014	0.014		0.017	0.017	0.017	0.0150
	Ag opt	0.137	0.137	0.137		0.268	0.268	0.268	0.1806
	EqAu opt	0.017	0.017	0.017		0.021	0.021	0.021	0.0180